AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 1 Technical Report Summary Siguiri A Life of Mine Summary Report Effective date: 31 December 2021 As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305). AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 2 Date and Signatures Page This report is effective as at 31 December 2021. Where the registrant (AngloGold Ashanti Limited) has relied on more than one Qualified Person to prepare the information and documentation supporting its disclosure of Mineral Resource or Mineral Reserve, the section(s) prepared by each qualified person has been clearly delineated. AngloGold Ashanti has recognised that in preparing this report, the Qualified Person(s) may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on information provided by the registrant in this report. The registrant confirms it has obtained the written consent of each Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by each Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person’s information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve. MINERAL RESOURCE QUALIFIED PERSON Adama Sissoko Sections prepared: 1 - 11, 20 - 25 __________________ MINERAL RESERVE QUALIFIED PERSON Desiderius Kamugisha Sections prepared: 1, 12-19, 21 - 25 __________________ Responsibility Technical Specialist ESTIMATION Massa Beavogui EVALUATION QAQC Massa Beavogui EXPLORATION Boubacar Bah GEOLOGICAL MODEL Boubacar Bah GEOLOGY QAQC Boubacar Bah GEOTECHNICAL ENGINEERING Cece Zogbelemou HYDROGEOLOGY Cece Zogbelemou MINERAL RESOURCE CLASSIFICATION Massa Beavogui ENVIRONMENTAL AND PERMITTING Mohamed Lamine Sidibe FINANCIAL MODEL Bissi Kone INFRASTRUCTURE Gary Barlow LEGAL Labila Haba METALLURGY Mohamed Dansoko MINE PLANNING Ismael Diakite MINERAL RESERVE CLASSIFICATION Massa Beavogui /s/ Adama Sissoko /s/ Desiderius Kamugisha AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 3 Consent of Qualified Person I, Adama Sissoko, in connection with the Technical Report Summary for “Siguiri Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Adama Sissoko /s/ Adama Sissoko AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 4 Consent of Qualified Person I, Desiderius Kamugisha, in connection with the Technical Report Summary for “Siguiri Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Desiderius Kamugisha /s/ Desiderius Kamugisha

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 5 Contents 1 Executive Summary ............................................................................................................................... 8 1.1 Property description including mineral rights .................................................................................. 8 1.2 Ownership ..................................................................................................................................... 8 1.3 Geology and mineralisation ............................................................................................................ 9 1.4 Status of exploration, development and operations ........................................................................ 9 1.5 Mining methods ........................................................................................................................... 10 1.6 Mineral processing ....................................................................................................................... 10 1.7 Mineral Resource and Mineral Reserve estimates ....................................................................... 11 1.8 Summary capital and operating cost estimates ............................................................................ 11 1.9 Permitting requirements ............................................................................................................... 12 1.10 Conclusions and recommendations ........................................................................................... 12 2 Introduction .......................................................................................................................................... 13 2.1 Disclose registrant ....................................................................................................................... 13 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared .......... 13 2.3 Sources of information and data contained in the report / used in its preparation ......................... 13 2.4 Qualified Person(s) site inspections ............................................................................................. 14 2.5 Purpose of this report ................................................................................................................... 14 3 Property description ............................................................................................................................. 14 3.1 Location of the property ............................................................................................................... 14 3.2 Area of the property ..................................................................................................................... 15 3.3 Legal aspects (including environmental liabilities) and permitting................................................. 15 3.4 Agreements, royalties and liabilities ............................................................................................. 16 4 Accessibility, climate, local resources, infrastructure and physiography ............................................... 17 4.1 Property description ..................................................................................................................... 17 5 History ................................................................................................................................................. 17 6 Geological setting, mineralisation and deposit ..................................................................................... 18 6.1 Geological setting ........................................................................................................................ 18 6.2 Geological model and data density .............................................................................................. 19 6.3 Mineralisation ............................................................................................................................... 22 7 Exploration ........................................................................................................................................... 23 7.1 Nature and extent of relevant exploration work ............................................................................ 23 7.2 Drilling techniques and spacing.................................................................................................... 24 7.3 Results......................................................................................................................................... 25 7.4 Locations of drill holes and other samples ................................................................................... 25 7.5 Hydrogeology............................................................................................................................... 26 7.6 Geotechnical testing and analysis ................................................................................................ 29 8 Sample preparation, analysis and security ........................................................................................... 31 8.1 Sample preparation...................................................................................................................... 31 8.2 Assay method and laboratory ...................................................................................................... 33 8.3 Sampling governance .................................................................................................................. 33 8.4 Quality Control and Quality Assurance......................................................................................... 34 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 6 8.5 Qualified Person's opinion on adequacy ...................................................................................... 34 9 Data verification ................................................................................................................................... 34 9.1 Data verification procedures ........................................................................................................ 34 9.2 Limitations on, or failure to conduct verification ............................................................................ 34 9.3 Qualified Person's opinion on data adequacy .............................................................................. 34 10 Mineral processing and metallurgical testing ...................................................................................... 35 10.1 Mineral processing / metallurgical testing ................................................................................... 35 10.2 Laboratory and results ............................................................................................................... 35 10.3 Qualified Person's opinion on data adequacy ............................................................................ 35 11 Mineral Resource estimates ............................................................................................................... 35 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource . 35 11.2 Key assumptions, parameters and methods used ...................................................................... 36 11.3 Mineral Resource classification and uncertainty ......................................................................... 41 11.4 Mineral Resource summary ....................................................................................................... 42 11.5 Qualified Person's opinion ......................................................................................................... 45 12 Mineral Reserve estimates ................................................................................................................. 45 12.1 Key assumptions, parameters and methods used ...................................................................... 45 12.2 Cut-off grades ............................................................................................................................ 46 12.3 Mineral Reserve classification and uncertainty ........................................................................... 46 12.4 Mineral Reserve summary ......................................................................................................... 46 12.5 Qualified Person’s opinion ......................................................................................................... 48 13 Mining methods ................................................................................................................................. 48 13.1 Requirements for stripping, underground development and backfilling....................................... 49 13.2 Mine equipment, machinery and personnel ................................................................................ 49 13.3 Final mine outline ....................................................................................................................... 50 14 Processing and recovery methods ..................................................................................................... 52 15 Infrastructure ...................................................................................................................................... 54 16 Market studies ................................................................................................................................... 54 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups ............................................................................................................................................................... 56 17.1 Permitting .................................................................................................................................. 56 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management .... 56 17.3 Socio-economic impacts ............................................................................................................ 56 17.4 Mine closure and reclamation .................................................................................................... 57 17.5 Qualified Person's opinion on adequacy of current plans ........................................................... 57 17.6 Commitments to ensure local procurement and hiring ............................................................... 57 18 Capital and operating costs ................................................................................................................ 58 18.1 Capital and operating costs ........................................................................................................ 58 18.2 Risk assessment ........................................................................................................................ 58 19 Economic analyses ............................................................................................................................ 59 19.1 Key assumptions, parameters and methods .............................................................................. 59 19.2 Results of economic analysis ..................................................................................................... 59 19.3 Sensitivity analysis ..................................................................................................................... 61 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 7 20 Adjacent properties ............................................................................................................................ 61 21 Other relevant data and information ................................................................................................... 62 21.1 Inclusive Mineral Resource ........................................................................................................ 62 21.2 Inclusive Mineral Resource by-products ..................................................................................... 64 21.3 Mineral Reserve by-products ..................................................................................................... 64 21.4 Inferred Mineral Resource in annual Mineral Reserve design .................................................... 64 21.5 Additional relevant information ................................................................................................... 65 21.6 Certificate of Qualified Person(s) ............................................................................................... 66 22 Interpretation and conclusions ........................................................................................................... 67 23 Recommendations ............................................................................................................................. 68 24 References ........................................................................................................................................ 69 24.1 References ................................................................................................................................ 69 24.2 Mining terms .............................................................................................................................. 69 25 Reliance on information provided by the Registrant ........................................................................... 73 List of Figures Process Flow Sheet ................................................................................................................................ 10 Map showing the location, infrastructure and mining license area for Siguiri. The coordinates of the plant are depicted on the map and are in the UTM coordinate system............................................................. 14 Mining licenses - Infrastructure overview 2021 Satellite Image ............................................................... 16 Bidini pit with drone survey image taken on the 23rd November 2021 showing the SHLB (Black Shale) vs Lecco (total organic carbon - TOC and total carbon) analysis data ......................................................... 20 SIG Block 1 and 2 Stratigraphic column with Schematic of mineralisation .............................................. 21 Section showing a P1 - SEK E_W Geological section. ............................................................................ 22 P1-SEK (Bidini, Sanu Tinti, Tubani) shows a 3D section with drill holes. ................................................. 22 Siguiri site plan in colour image showing site infrastructure with water boreholes/piezometer holes location. .................................................................................................................................................. 25 P1-SEK (Bidini, Sanu Tinti, Tubani) section showing year 2021 drillholes and geology .......................... 26 Delineation of aquifer units underlying the mine site ............................................................................... 27 Density measurement sample collection process .................................................................................... 34 Siguiri inclusive Mineral Resource grade and tonnage curve .................................................................. 39 Siguiri Saraya open pit block estimate 3D view ....................................................................................... 40 Siguiri_Kami open pit Hardness model cross-section.............................................................................. 41 Siguiri_Sanutinti-Bidini-Kalamagna open pits Mineral Resource classification (looking northeast) .......... 41 Kami Main Pit final mine outline .............................................................................................................. 50 Bidini Pit final mine outline ...................................................................................................................... 51 Mass and Water Balance combination plant (1 hour) .............................................................................. 53 Sensitivity Analysis for key value drivers (numbers as after-tax NPV0, in USD M) .................................. 61 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 8 1 Executive Summary 1.1 Property description including mineral rights Société AngloGold Ashanti de Guinée (SAG SA), commonly known as Siguiri Gold Mine (SAG), is a production stage property with an active open-pit operation with mining occurring primarily in Kami, Bidini and Tubani pits in the main, Block 1. In Q1 of 2021, mining commenced in Block 2, exploiting the newly developed Foulata and Saraya Pits. Siguiri Gold Mine is located approximately 850 km north-northeast of Conakry, 25 km northwest of the town of Siguiri and 220 km southeast of the Malian capital Bamako, near the Malian border. Siguiri Gold Mine is centred at latitude 11° 32.9’ N and longitude 9° 14.4’ W. The grid system is WGS84 Zone 29N. Gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, in 3BC, but there are no reliable records of pre-western production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually; however, little exploration work was completed. There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Miniere Internationale du Quebec (SOMIQ) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s. Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold produced; the mine was shut down later that year due to several difficulties. In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach operation. In October 1996, Ashanti Goldfields Corporation acquired Golden Shamrock and operated Siguiri as a heap leach until 2004. Ashanti Goldfields Corporation merged with AngloGold Corporation in 2004 to become AngloGold Ashanti Ltd. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned the plant in 2005. The plant capacity was later increased to 12Mtpa through a series of minor projects. A Siguiri combination plant Feasibility Study based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion allows the mine to treat six million tonnes of sulphide ore and six million tonnes of oxide ore. Construction was completed in March 2019, and the operation continues with the optimisation and de-bottlenecking of the processing plant. Siguiri is mined under licence from the government of Guinea. The published Mineral Resource and Mineral Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km2. The original SAG concession was granted under the Convention de Base between the République de Guinée and SAG signed on 4 August 1997. The convention allows the concession to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement until 4 August 2022. The Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the République de Guinée and SAG signed on 28 June 2016 and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the official gazette of the Republic of Guinea on 24 January 2017. Dependent on submitting the necessary renewal documentation on, or before, 4 August 2022, the concession can be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041. 1.2 Ownership SAG in Guinea is 85% owned by AngloGold Ashanti (through the Chevaning Mining Company) and 15% by the Republic of Guinea. AngloGold Ashanti manages the operation.

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 9 1.3 Geology and mineralisation SAG is situated in the northern part of the Siguiri Basin of Guinea and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. The sediments are exposed in a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. However, stratigraphic relationships in the area are poorly understood due to poor exposure and a thick lateritic duricrust covering large portions of the lease. The Siguiri mineralisation occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein-hosted mineralisation. The veins are quartz dominant and display various styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the bedding orientation. Auriferous quartz veins show a robust lithological control and are best developed in the sandstone/greywacke units. The primary structural and lithological trend in the current mining area of Block 1 changes from a north-south orientation in the south to a northwest- southeast orientation in the north. The geology of Block 2 differs from Block 1 as the block is mainly underlain by metavolcanic and volcaniclastics. However, mineralisation styles appear similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure Three main sedimentary packages are recognised in the Siguiri district, the Balato, Fatoya and Kintinian formations. The basal Balato Formation is dominated by shale, siltstone, and greywacke centimetre scale alternations. The overlying Fatoya Formation consists of meter-scale beds of greywacke fining towards the west. Finally, the Kintinian Formation is a thick package of shale and sandstone with a basal clast- supported conglomerate. The orebodies are structurally controlled, and the area has undergone at least three distinct phases of deformation, with initial north-south compression developing minor folds. The second and largest deformation event is associated with east-west to the east-northeast and west- southwest directed compression leading to north-south structural architecture. The third event was a northwest and southeast compression that refolded existing structures. A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m. Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region, although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows robust lithological control and is preferentially developed in coarser- grained units with higher fracture/vein densities than fine-grained rocks. The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their orientation (northeast), despite the highly variable orientation of bedding and significant structures. Mineralised veins are more intensely developed along major structural trends, with quartz-carbonate- sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend instead of clearly defined continuous structures. Two styles of primary mineralisation have been recognised at Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate alteration and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold-bearing quartz veins with carbonate selvages which cross-cut carbonate-pyrite veins and show arsenopyrite (pyrite) halos. 1.4 Status of exploration, development and operations The exploration program is focused on discovering and converting new Mineral Resource to allow for conversion to Mineral Reserve, mainly in Blocks 1, 2 and 3, to extend the life of the mine beyond 2026. In Block 1, the exploration program explores below the existing drilling whilst trying to test the northern and western extension of Block 2 for additional Mineral Resource. In Block 3, the exploration program is designed to convert Inferred Mineral Resource to Indicated Mineral Resource in preparation for a Prefeasibility Study and Feasibility Study in 2022-2023. Some work is planned for Block 4 to explore for further potential and conduct geometallurgical work. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 10 Following the depletion of the soft rock Mineral Reserve and since the plant could not treat hard material, options were investigated to convert the plant to process 50% oxide and 50% fresh rocks. A Feasibility Study to investigate upgrading the plant to treat 6Mtpa of oxide material and 6Mtpa of transitional and fresh rock material was completed at the end of 2016. The new combination plant was commissioned in Q4 2018 while the plant was still in operation. The combination plant had metallurgical recovery issues, but remedial actions were implemented, and the current recovery is up to 83%. The mine is planning to treat a blend ratio of 60%:40% for hard and soft rock. 1.5 Mining methods SAG is currently a multi-pit fresh rock and oxide gold mining operation mined using a contract miner. The mining method is conventional selective mining using excavators and trucks on 3m high flitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (SMU) of 10m x 10m x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used to simulate the expected mining dilution and ore losses. 1.6 Mineral processing The mined ore is processed using a Hybrid Carbon-in-leach (CIL) circuit processing plant and can treat 50% hard ore post-commissioning of a new ball mill and three-stage crushing plant in 2019. The current operations are made of crushing with two Mining Machinery Development Ltd (MMD) sizers, ROM1 and ROM2, and a 3 Stage Crushing Plant (ROM3), scrubbing, milling and classification, two ball mill and classification (one with a scrubber), gravity and Gekko In-line Leach Reactors (ILR), trash screening ahead of CIL, hybrid CIL/Leach, desorption, tailings disposal, and smelting. Further modification of three leach tanks to CIL tanks was done in quarter four of 2020, giving a total of seven tanks in the hybrid circuit. The plant was designed to process 12Mtpa but is forecast to treat 11.6Mtpa in the 2022 business plan; the mine is doing further optimisation work. Process Flow Sheet AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 11 1.7 Mineral Resource and Mineral Reserve estimates The exclusive Mineral Resource for the open pits is primarily the Mineral Resource proportion between the Life of Mine design shell and Mineral Resource shells optimised at the Mineral Resource cut-off grade and the Mineral Resource gold price ($1,500/oz). The Exclusive Mineral resource is also defined as all Inferred Mineral Resource, including Inferred Mineral Resource within the Life of Mine design shell that lies above the Mineral Resource cut-off. Exclusive gold Mineral Resource (attributable, 85%) Siguiri Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Measured - - - - Indicated 64.26 1.12 71.81 2.31 Measured & Indicated 64.26 1.12 71.81 2.31 Inferred 60.91 1.15 70.06 2.25 The Mineral Reserve for Siguiri Gold Mine were re-evaluated as of December 31 2021, using updated economic factors, the latest Mineral Resource models, geological factors, modifying factors, geotechnical inputs, latest metallurgical updates, and information gained from the current mine operations. The Mineral Reserve estimate has been prepared according to S-K 1300, and AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource, and Ore Reserve 2021, hereafter known as the Guidelines for Reporting. The Mineral Reserve for the Siguiri Gold mine was estimated at 67.72Mt at 0.75g/t for 1.64Moz of gold attributable. This is a combination of Proven (17.91Mt at 0.63g/t) and Probable (49.8Mt at 0.80g/t) Mineral Reserve. Mineral gold Reserve (attributable, 85%) Siguiri Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Proven 17.91 0.63 11.36 0.37 Probable 49.80 0.80 39.67 1.28 Total 67.72 0.75 51.03 1.64 1.8 Summary capital and operating cost estimates Operating costs and Stay in Business Capital (SIB) were developed on a unit cost and quantity basis based on historical cost, first principles, BP2021 budget year 2022 cost (done in September 2021) and utilising current labour and commodity prevailing pricing at the time of estimation. Mining and grade control costs were based on existing mining and drilling contracts with Motal, Engil and Orbit. In some cases, the data was factored or escalated to 2022 costs. Operating Cost and SIB Total Processing Cost (Fixed & Variable) $/t treated Oxide $/t treated 10.72 Fresh/ Transitional $/t treated 13.17 Spent heap $/t treated 10.37 Administration & General Cost $/t treated 7.03 Community Investment Spend $/t treated 0.25 Non-mining Sustaining capital $/t treated 1.59 Mine Closure Cost incurred over Life of Mine $/t treated 0.22 Social responsibility at the end of LOM $/t treated 0.06 Retrenchment & retirement obligation cost $/t treated 0.32 Total Mine Closure Cost incurred over Life of Mine $/t treated 0.60 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 12 Refining cost included in cost of selling gold $ 46.16/oz and Royalty rate 3.4% (including Local Community Development Tax 0.4% as per current Convention de Base with Guinea Government). 1.9 Permitting requirements The Mineral Resource and Mineral Reserve are covered by Société Ashanti Goldfields de Guinea (SAG) mining concession D/97/171/PRG/SGG, totalling 1,494.5km2, which expires on 4 August 2022. There is also a convention which defines the operating conditions of the mine and the rights and duties of the mine under the convention are applicable to AngloGold Ashanti as the current owners of the company AuG (Société Aurifère de Guinée) and SAG. A revised and consolidated Convention de Base between the Republic of Guinea (RoG) and Chevaning mining company Ltd and Société AngloGold Ashanti de Guinée, made on the 28th June 2016, Clause 5.4 states: The Parties agree that SAG can, at any time which is not less than six months prior to the expiration of the current validity period of the Concession (notably 4 August 2022) or subsequently, six months prior to the then ongoing validity period, file an application for its renewal. RoG undertakes that, as long as this Convention is in force, the Concession may not be withdrawn for any reason and, subject to compliance with the conditions set out in the 1995 Mining Code, the Concession shall be renewed for one or several successive periods, of a maximum duration of ten years each. For further clarity, RoG undertakes to ensure that the Concession shall remain valid at least as long as the Convention shall be in force. 1.10 Conclusions and recommendations In 2021, the SAG Inclusive Mineral Resource was estimated to be 227 Mt at 1.03g/t for 7.5Moz of gold (non-attributable). Compared to the previously published Inclusive Mineral Resource (as of 31st December 2020) amounting to 264Mt at 0.96g/t for 8.2Moz, there is drop of -14%, +7% and -8% respectively in tonnes, grade and metal content. The decrease is mainly driven by the overall cost increase, which lead to a higher COG (cut-off grade). Secondly, the site experienced low drilling capacity in 2021 due to a change of drilling contractors in 2021. The QP is of the opinion that the produced Mineral Resource has been compiled as per S-K 1300 in respect of the required materiality and transparency. However, though the Mineral Resource based models are deemed correct, works to improve the confidence, such as pit mapping to help build more knowledge into the geological control, will have to continue, especially inside the active pits. This is critical to be maintained in this complex geologically environment, which went through a series of repetitive faulting and folding events. In addition, the mine is implementing an aggressive exploration drilling to support a strategy of sourcing oxide materials for the short-term blend and extending the LOM beyond 2026. The Mineral Reserve for SAG was estimated at 79.7Mt at 0.75g/t for 1.9Moz of gold (non-attributable). This compares with the previously published Mineral Reserve (as of 31st December 2020) of 86.5Mt at 0.8g/t for 2.2 Moz. The most notable changes from the previous stated Mineral Reserve (December 2020) include: • Depletion due to mining and processing operations (-0.33Moz), • Change in fresh and transitional ore metallurgical recoveries from 88% to 80% (-0.23Moz) , • Change in economics (increase costs) (-0.41Moz), • Maiden Mineral Reserve from Kami Extension (0.16Moz) and • A revision of Kami, Saraya, and Foulata Mineral Resource (infilling to upgrade Inferred Mineral Resource to Indicated Mineral Resource and modelling methodology) (0.26 Moz) The main risks to the Mineral Reserve results are confidence in Mineral Resource models, the performance of the Combination plant, encroachment of villages onto potential mining areas, inability to relocate existing communities away from recently defined Mineral Resource, country and political instability. The QP recommendations include: • Review all Mineral Resource models for Total Carbon (TC) data and determine a correlation between TC and Total Organic Carbon (TOC), drill new holes and examine old holes if required to ensure reliable plant recovery predictions.

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 13 • Review current alliance mining contract (ending June 2022) vs rate base contract and owner mining to determine the best option for SAG. • Review plant throughput and hard/soft blend capability. 2 Introduction 2.1 Disclose registrant The Technical Report summary was prepared for AngloGold Ashanti’s Siguiri gold mine in Guinea. 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared The purpose of this Technical Report Summary is to support the public disclosure of the 2021 year-end Mineral Resource estimate at Siguiri Gold Mine Ltd (SAG), a project located approximately 850km northeast of Conakry, the capital city of the Republic of Guinea. AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a Pre-Feasibility Study (PFS) level. Terms of reference are following AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve (Guidelines for Reporting) and based on public reporting requirements as per regulation S-K 1300. Although the term Mineral Reserve is used throughout S-K 1300 and this document, it is recognised that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti uses Ore Reserve in its internal reporting. The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. To the extent practicable, the qualified person must draft the summary to conform to the plain English principles set forth in § 230.421 of this chapter. Should more detail be required, they will be furnished on request. The following should be noted in respect of the Technical Report Summary: • All figures are expressed on an attributable basis unless otherwise indicated • Unless otherwise stated, $ or dollar refers to United States dollars • Group and company are used interchangeably • Mine, operation, business unit and property are used interchangeably • Rounding off of numbers may result in computational discrepancies • To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper, content with no decimals • Metric tonnes (t) are used throughout this report, and all ounces are Troy ounces • Abbreviations used in this report: gold – Au • The reference coordinate system used for the location of properties as well as infrastructure and licences maps/plans are latitude longitude geographic coordinates in various formats or relevant Universal Transverse Mercator (UTM) projection. 2.3 Sources of information and data contained in the report / used in its preparation AngloGold Ashanti had prepared this report. For this report, the QPs have relied upon information provided by AngloGold Ashanti’s Legal Counsel regarding the validity of exploitation permits; this opinion has been relied upon in Section 4 (Property Description and Location) and in the summary of this report. The geology data is based on the different types of geological data collection. Optiro conducted an external audit in 2015 and Golder & Associates in 2019. There were no fatal flaws identified from the audits. The cost information is sourced from the current contracts and actual data for the different elements. The economic parameters are sent to the mine as a guideline from the corporate office. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 14 2.4 Qualified Person(s) site inspections The Mineral Resource is signed off by the on-site Mineral Resource Manager who is also the Qualified Person (QP). The work of the site team is reviewed by the corporate-based technical team and regional sign-off personnel, with these people visiting site at least once annually. The Mineral Reserve estimation process is done on-site and with the QP Mineral Reserve being the site based First Line Manager for Mine Planning. 2.5 Purpose of this report The report aims to report Mineral Resource and Mineral Reserve for SAG. The mine is producing the Technical Report Summary report in this format for the first time, and there are no previous reports referred. 3 Property description 3.1 Location of the property The mine is located approximately 850km northeast of Conakry, 25km northwest of the town of Siguiri and 190km southeast of the Malian capital Bamako, near the Mali border. SAG is centred at latitude 11° 32.9’ N and longitude 9° 14.4’ W. The grid system is WGS84 Zone 29N. Map showing the location, infrastructure and mining license area for Siguiri. The coordinates of the plant are depicted on the map and are in the UTM coordinate system. Guinea is a republic. The president is directly elected by the people and is head of state and head of government. The country is currently under military rule, with the constitution suspended after a coup led by Commander Mamady Doumboya in September 2021. The unicameral Guinean National Assembly is the country's legislative body, and its members are also directly elected by the people. The judicial branch is led by the Guinea Supreme Court, the highest and final court of appeal in the country. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 15 On September 9, 2011, the Government of Guinea adopted a new mining code which was subsequently amended on April 8, 2013 (the New Code). As part of the new legal regime, the New Code provides for the audit and review of existing mining titles and conventions and the negotiation of amendments. The SAG concession was granted under a new amended Convention de Base between the Republique de Guinee, the Chevening mining company, and Golden Shamrock Mines signed on June 28, 2016, and ratified by the Guinean Parliament on December 13, 2016. The Convention de Base has been transmitted to the Constitutional Court for notice of conformity before its promulgation and publication in the Journal Official of the Republic of Guinea. As required under the Convention de Base, the concession was reduced from the original 8,384 km2 to 1,494.5 km2 on August 4, 1997, and maintained identical during the amended version signed in December 2016. The concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to the year 2041. 3.2 Area of the property The total area of the mining lease is 1495.5km2 Four Mining Licenses are granted, on top of which three exploration licenses (Corridor North and South and TSF) have reached the maximum renewal process. Given the strategic nature of these exploration licenses for the mines tailings storage facility and access to Block 2, which started in quarter 3 of 2021. The mine applied for the inclusion of the licenses in the mining concession. The Ministry of Mines and Geology accepted the application under the condition of completing a Feasibility study and using the area as a national public interest (PIN). The fourth concession, called the Saraya West license A2015-6672 (133km2), was awarded to SAG on December 28, 2015, for three years, after which the first relinquishment of 50% occurred in December 2018 on renewal. The 50% (66.5km2) renewal was granted in January 2019, and the application of 50% relinquished portion was submitted but not granted by the Ministry of Mines and Geology. The second relinquishment of 50% occurred, and 50% (32.7km2) renewal was granted on December 8, 2020. Also, the application of 50% relinquished portion was submitted but not granted by the Ministry of Mines and Geology. 3.3 Legal aspects (including environmental liabilities) and permitting The SAG concession was granted under a new amended Convention de Base between the Republic of Guinea and Chevaning Mining Company Ltd, signed on June 28, 2016, and ratified by the Guinean Parliament on December 13, 2016. The Convention de Base was transmitted to the Constitutional Court for notice of conformity before its promulgation and publication in the official gazette of the Republic of Guinea. As required under the convention de base, the concession was reduced from the original 8,384 km2 to 1,494.5 km2 on August 4, 1997, and maintained identical to the amended version signed on December 13, 2016. The concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 2041. SAG was granted six exploration and exploitation permits under the Guinea mining code, one valid until December 2022 and two during the mine life (2041). In addition, all necessary government agreements and approvals required for the mine are in place. The principal mineral deposit, Siguiri, is an open-pit mine. This operation and the associated infrastructure (processing plant and accommodation) are within the mining concession. The next renewal date for the exploration permit is December 8, 2022, and the current life of mine (LOM) plan for the Siguiri Mineral Reserve extends beyond this date (renewable until 2041). The Guinea Mining Code (2011) includes provision for renewal of exploitation permits for a successive period of 10 years, provided the holder has not breached the permit obligations of permit fee and annual surface rights fee payments and upholds environmental standards set out in the exploitation permit. Furthermore, the permit holder should provide the appropriate government departments with a quarterly exploration and mining activity report. The Guinea Mining Code (2011) and Regulations have been amended with an updated Mining Code which came into force on April 24, 2013 (Guinea Mining Code (2013)). AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 16 Mining licenses - Infrastructure overview 2021 Satellite Image All the permit fees and taxes relating to Siguiri exploitation rights have been paid to date, and the concession is in good standing. The QPs are not aware of any risks that could result in the loss of ownership of the deposits or loss of the Permits, in part or in whole. The Siguiri operation conforms to the Guinea Mining Code (2011, amended in 2013) and regulations. Accordingly, in the QP's opinion, all appropriate permits have been acquired and obtained to conduct the work proposed for the property. 3.4 Agreements, royalties and liabilities As per the new mining convention (Decree January 2017), the rates for royalty calculations based on gold price per ounce as determined by the London Bullion Market Association are applicable: • $0 - $1,300 = 3% • $1,300.01 - $2,000 = 5% • $2,000.01 - unlimited = 7% Société AngloGold Ashanti de Guinée (Siguiri Goldmines) is an exploration and mining company currently owned 15% by the Guinea Republic and 85% by Chevaning Mining Company Ltd, which is a wholly-owned subsidiary of AngloGold Ashanti. Mine rehabilitation will be an ongoing programme designed to restore the physical, chemical, and biological quality or potential of air, land and water regimes disturbed by mining to a state acceptable to the regulators and to post-mining land users. Current rehabilitation opportunities are limited due to the stage of the project. While some pits are worked out and waste rock dumps are inactive, these are being assessed for potential future cutbacks/ underground operations, so they will not be rehabilitated for now. The activities associated with mine closure are designed to prevent or minimise adverse long-term environmental impacts and create

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 17 a self-sustaining natural ecosystem or alternate land use based on an agreed set of objectives. The objective of mine closure is to obtain legal (government) and community agreement that the condition of the closed operation meets the requirements. At this point, the company's legal liability is terminated. 4 Accessibility, climate, local resources, infrastructure and physiography 4.1 Property description SAG is located in the rolling Upper Niger Plains of Guinea, east of the Fouta Djallon Plateau and north of the Guinea Highlands, which borders Mali. The mine is located in the Siguiri Prefecture and neighbours Kintinian, Setiguiya, Boukaria Fatoya, Balato, Kofilani, Koron, Fiensorekolen and Kourouda. The Boure region is rich in history, mainly related to the production of gold and the succession of medieval empires, including the Mande. The observed land cover classes include secondary woodland/savannah, ferricrete, grassland, wetland, riparian habitat, and agriculture/cultivation. However, the high level of habitat disturbance, degradation and transformation that have taken place over the years has limited the available habitats, and the potential for important conservation species occurring on-site is limited. Apart from the current surface ore mining undertaken by Siguiri Gold Mine, land use activities include small scale gold mining (artisanal), industrial mining activities, local farming activities and livestock activities. Natural surface waters within the mine footprint are defined by five rivers, of which the Koba River is the principal river draining the area. The high rainfall period is between April and October, with an annual average of 1,300mm of rain. A newly tarred road between Siguiri town and the mine gives easy access to the mining site from Siguiri town. Others prospects called the outer blocks are readily accessible; however, short-term access delays may occur in the rainy season due to seasonal flooding. In addition, the current mechanised artisanal mining in the Siguiri district is causing severe environmental degradation. 5 History The first gold mining can be traced back to the 1st great West African Empire, the Sarakolle Kingdom in 3BC, but there are no reliable records of pre-western production. The French became involved in the area in the late-19th and early-20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually; however, little exploration work was completed. There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, SOMIQ (Société Minière Internationale du Québec) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Ltd. was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s. Société Aurifère de Guinée took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year. In the mid-1990s, Golden Shamrock Resources Pty Ltd (Golden Shamrock) acquired and operated the project as an open pit and heap leach. In October 1996, Ashanti Goldfields Corporation (AGC) acquired Golden Shamrock, which operated Siguiri as a heap leach until 2004. AngloGold Corporation acquired AGC in 2004 to become AngloGold Ashanti Limited (AGA). AGA completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant commissioned in 2005, increasing to 12Mtpa. Due to a depleting soft rock Mineral Reserve and because the plant was not designed to treat hard rock material, the mine investigated options to convert the plant to process 50% oxide and 50% transition and fresh rocks. A FS to investigate upgrading the plant to treat 6Mtpa of oxide material and 6Mtpa of transitional and fresh rock material was completed at the end of 2016, and the new combination plant was commissioned in Q4 2018 with improvement projects still ongoing. The initial combination plant had metallurgical recovery issues, but remedial actions were implemented, and current gold recovery is up to 83%. The ore treatment blending ratio is targeted to 60%:40% for hard and soft rocks. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 18 The existing historical Mineral Resource estimates and performance statistics on actual production are presented below. Reconciliation of Produced Grade, Tonnage and Gold – 2018 to 2021 Year Reconciliation Entity 2018 2019 2020 2021 Mineral Resource Model (oz) 236,645 283,407 370,353 386,593 Grade Control Model (oz) 218,025 254,848 346,238 372,471 Percentage (%) 92 90 93 96 Year Reconciliation Entity 2018 2019 2020 2021 Mining Feed (oz) 325,182 318,878 351,698 373,769 Plant Accounted (oz) 317,390 289,049 307,740 371,695 Percentage (%) 98 91 88 99 Yearly reconciliation performed since 2018 for Mineral Resource models versus grade control models versus plant production show the following: • Grade control models over the last four years show a downside of 2-6% vs the Mineral Resource models mainly driven by a slight overestimation (grade smearing) with the Mineral Resource models and a better resolution at the grade control stage with a close space drilling of 12.5m x 6.25m compared to 25m x 25m. • Plant accounted gold compared to mining feed one is below 100%. Tonnage measurement issues are suspected of driving this variance at the crushing and milling sides. A slight overestimation of grade control grade cannot also be excluded. Corrective actions had been put in place to build more confidence in measuring tonnes (weigh bridge implementation in 2022). 6 Geological setting, mineralisation and deposit 6.1 Geological setting The Birimian Supergroup consists of volcanic-epiclastic and sedimentary basins and granitoids that mark a major juvenile crust-forming event that culminated in the c. 2.1Ga Eburnian orogeny. The rocks are between 2.25 and 2.05Ga old. Late Eburnian mesothermal gold mineralisation is responsible for the bulk of Birimian mineralisation, and large arsenopyrite bearing deposits occur along major shear zones at lithological contacts. The Siguiri Basin is poorly exposed with deep saprolitisation and overlain by a thick lateritic duricrust. The strong lithological contrasts seen in Ghana are not evident in the Siguiri Basin. The local Geology of Siguiri Gold Mine is situated in the northern part of the Siguiri Basin of Guinea and is underlain by Lower Proterozoic rocks of the Birimian meta-sedimentary and volcano-sedimentary formations. Three formations characterise the stratigraphy at Block 1 from the oldest to the youngest: Balato, Fatoya and Kintinian Formations. The stratigraphy at Block 2 is characterised by the clastic volcano-sediments and host gold mineralisation associated with banded to massive pyrite, anthophyllite and magnetite at both Foulata and Saraya with significant rootless mineralisation in the capping laterite at Foulata. However, the provenance for the laterite gold is interpreted to be the mineralised shears in the area. The stratigraphic succesion at Block 2 comprises the older Foulata Formation overlain by Doubaya Formation and the younger Saraya Formation. Block 3 in Kounkoun has a strong magnetic anomaly that can be traced to the south past the town of Siguiri. It can be interpreted as magnetite-rich, deformed shale units and siltstones. The prospect is also cut by regional-scale ENE magnetic dykes and gabbroic body to the north. The dykes are of Proterozoic age. SAG is underlain by Lower Proterozoic rocks of the Birimian meta-sedimentary and volcano-sediment formations. The sediments comprise a well-bedded turbiditic sequence of greenschist facies siltstones, AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 19 sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. The typical regolith profile consists of four main sub-horizontal layers: a lateritic duricrust, a clay zone, a saprolitic zone, and underlying fresh rock. 6.2 Geological model and data density The geological model is built for each deposit to aggregate a variety of geological information (lithological units, faults, veins, folds, ore shoots etc.) using LeapfrogTM implicit modelling. This information is gathered from mapping and drilling. The gold-bearing structures or rock units are the focus of exploration investigation. The appropriate grid for each drilling phase is optimised for each project based on the geometry of the mineralisation and the geological and grade continuity (using the gold variogram) and mining experience from the pits. In general, the following grids are used at SAG: • 100m x 200m to define the extent and geometry of the anomaly; this is considered to be at a pre- resource level; • 50m x 50m to upgrade to Inferred Mineral Resource, and • 25m x 25m (square or staggered) for Indicated Mineral Resource. The only exception is on Bidini, where the drilling spacing used in Mineral Resource classification was 50m x 25m for Indicated Mineral Resource and 50m x 50m for Inferred Mineral Resource. The same wider grid was also used at Kami North-West, which uses an advanced grade control drill program to mitigate the additional risk. The Siguiri geological setting is defined by four formations called Balato, Fatoya, Kintinian and Saraya (local names derived from villages), which host the gold mineralisation within Block 1 and Block 2. The first three older formations listed from the oldest (Balato, Fatoya, Kintinian) occur in Block 1, while the Saraya Formation hosts the Block 2 mineralisation. In Block 1 of the SAG mining concession, historical observations and geophysical interpretations led to the recognition of three main sedimentary packages in the Siguiri Mine area with the Balato Formation at the base overlain by the Fatoya and the Kintinian Formation, which are situated at the top as they are the youngest. Centimetre alternations of shale-siltstone (SHLB) (often graphite rich) and fine greywacke dominate the Balato Formation. The graphitic content of the black shale proved to be preg-robbing and contributing to lower down the plant recovery significantly whenever this material is being fed. The activity of the carbon with the different oxidation layers is not well understood and being investigated. The overlying Fatoya Formation consists of metre-thick beds of medium- to coarse-grained greywacke interbedded with shale (sometimes black or carbonaceous). At the top of the package is the Kintinian Formation, a >400m thick formation consisting of a basal clast supported conglomerate, which is overlain by shale and sandstone. In most cases, the clastic unit is strongly albitised and varies from monolithic breccias to a polymictic zone with a mixture of Fatoya and Kintinian formation fragments. There is no clarity on the base or thickness of the Balato formation. Within the Block 1 mine, exposures of the Balato formation were mainly recognised within the Sintroko and Sokunu pits, while the Fatoya occurs over the Sokunu on the south, through Kami-Kosise-Kozan and Tubani-Bidini trends on the central part to Seguelen on the west. There are inliers of the Kintinian formation within the Balato formation and outliers of the latter in the former and the Fatoya Formation. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 20 Bidini pit with drone survey image taken on the 23rd November 2021 showing the SHLB (Black Shale) vs Lecco (total organic carbon - TOC and total carbon) analysis data

AngloGold Ashanti Siguiri - 31 December 2021

SIG Block 1 and 2 Stratigraphic column with Schematic of mineralisation

## SIGUIRI BLOCK1 & BLOCK 2

| FORMATION | LITHOLOGY | TYPE OF MINERALISATION | ALTERATION | MINE AREA | PROJECT NUMBER |
|---|---|---|---|---|---|
| SARAYA  | Volcanosedimentary rock quartzo-feldspathic with numerous irregular fragments as well as rounded pebbles of various rock types, Variety of Mafic Intrusives, Shales & siltstones | Disseminated gold witin sulfides with Chlorite-Magnetite-Pyrite-Pyrrhotite in matrix at proximity of major faults and intrusives contacts | Chloritisation, Silicification, Albitisation | •SARAYA / FOULATA | SAR / FOUL |
| DOUBAYA  | Fine grained shales and cherts | Quartz-carbonates veining in fine grained chloritic shales | Chloritisation | SARAYA | SAR |
| FOULATA  | Albitite | NA | Albitisation | | FOUL |
| KINTINIAN  | Turbidites with metric interbedded fine grained shales/schists/siltstones/ mudstones/breccia nad Polymictic Breccio-conglomerate unit | Quartz-hematite veining associated with sulfides (pyrite/pyrrhotite) in structures and beddings planes; dissmenated sulfides type in breccio-conglomerate and marbles | Chloritization and hematization | •SEGUELEN PB2 & SILAKORO | KEN/BAL |
| FATOYA  | Turbidites sequences dominated by coarse/medium grained Polymictic Breccio-conglomerate unit | Quartz-carbonates veining associated with sulfides (pyrite/arsenopyrites) in structures and fold axis | Pervasive albitization, silicification and hematization<br>Late hematization and chloritization | •SEGUELEN PB1<br>•BIDINI<br>•KALAMAGNA<br>•KOSSISE<br>•KOZAN<br>•KAMI | KEN<br>SEK<br>SEK<br>KKK<br>KKK<br>KKK |
| | Turbidites sequences dominated by fine grained siltstones/shales | | | •SOROFE<br>•TUBANI<br>•SOKUNU | SEK<br>SEK<br>SKS |
| BALATO  | Turbidites with metric interbedded fine grained layers of siltstones/shales/black shales | Quartz veining associated with sulphide (pyrite) along N-S main shears. | Carbonaceous in main structures<br>Pervasive albitization and silicification | •SINTROKO | SKS |


Kintinian formation
Fatoya formation
Balato formation

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AngloGold Ashanti Siguiri - 31 December 2021

Section showing a P1 - SEK E_W Geological section.


RL600
W
Sanu Tinti
Bidini
E
Kalamagna PB1
Au_g_t
1
0.75
0.5
Litho
Black shale
Breccia
Greywacke
Shale
Shale_K
Siltstone
RL300
KINTINIAN FORMATION
BRECCIO-COMGLOMERATE
FATOYA FORMATION
RL0

P1-SEK (Bidini, Sanu Tinti, Tubani) shows a 3D section with drill holes.


P1 resources model 2021 drillholes assays results 3D section
Planned pit
Sanu Tinti
N
Bidini stage 2
Bidini stage 1
Tubani ext
kg2ext
Tubani et
Tubani-Sorofe
INDICATED
INFERRED

## 6.3 Mineralisation

The main structural and lithological trend in the current mining area of Block 1 changes from a roughly N-S orientation in the southern (SKS projects) and central (KKK and SEK projects) areas to NW-SE in the northern parts (KEN projects). The mineralisation at Siguiri occurs as:

- secondary gold in alluvial or colluvial gravel in lateritic cover, and
- primary vein hosted mineralisation.

The veins are quartz dominant and display various styles and orientations. A sub-vertical NE-trending conjugate quartz vein set predominates in most open pits, irrespective of the bedding orientation. Auriferous quartz veins show a robust lithological control and are best developed in the sandstone/greywacke units. Current structural and mineralisation models are continually refined and vary from:

- a thrust-related faulting and fracturing system

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AngloGold Ashanti Siguiri - 31 December 2021

- a large, shallow-to-moderately SW plunging asymmetric fold system, with auriferous quartz veins related to axial planar fracturing.

In Block 1, two mineralisation styles have been recognised. The first is characterised by precipitation of gold-bearing pyrite associated with albite (proximal) and carbonate (distal) alteration and opening of carbonate-pyrite veins (these veins have only been described in drill core).

The second style corresponds to ENE-WSW trending native gold-bearing quartz veins with carbonate selvedge's which is associated with high-grade gold values. These veins crosscut carbonate-pyrite veins and show arsenopyrite (pyrite) halos.

In Block 2, Saraya and Foulata mineralisation occurs within an immature sedimentary succession that unconformably overlies the footwall turbidite succession dominated by regularly inter-bedded and fine graded greywacke/sandstone, siltstone and carbonaceous shale.

In Block 3 (Kounkoun), the mineralisation appears to be associated with sub-horizontal E-W shortening, resulting in a strong cleavage that is often sub-parallel to the bedding. The variable easterly dip of this cleavage indicates the main transport direction from east to west.

## 7 Exploration

### 7.1 Nature and extent of relevant exploration work

Exploration activities in Siguiri are focused on testing the potential fresh ore below the mined-out pits and finding additional oxide ore in Block1 near the mining areas to ensure that the combination plant has enough material oxide material for the 50/50 oxide/fresh blend to be maintained.

Continued Mineral Resource definition drilling in Block 1 and 2 added 1.5Moz of total Mineral Resource to Siguiri in 2020. In Block 3, in preparation for the Pre-Feasibility Study, the mine planned to convert the defined Inferred Mineral Resource (about 0.5Moz) in 2021 into Indicated Mineral Resource. This will add a new open pit of Proven and Probable Mineral Reserve and extend the SAG open pit life beyond 2026. In parallel, with the start-up of Block 2 mining, priority had also been given to find more oxide Mineral Resource through aggressive exploration drilling, which encompasses reconnaissance and conversion drilling to define more Mineral Ressource which can be converted to Mineral Reserve.

Historically, exploration at Siguiri was focused on finding new oxide Mineral Resource in the saprolite and upgrading the confidence in the existing oxide Mineral Resource. The process used included geophysics, soil geochemistry and drill hole sampling in the context of the regional and pit-scale geological models. However, following the completion of an asset strategy optimisation project in 2012, which indicated the potential economic viability of the fresh rock material, the aim of the exploration has expanded, and the objectives are four-fold:

- explore for replacement and additional oxide material for short-term mining requirements at Sanu Tinti, Bidini, Tubani South, Kami and Silakoro;
- explore new conceptual oxide targets in Block 1, Block 2, Block 3 and Block 4 and the Saraya West exploration license;
- increase the level of confidence in major fresh rock targets below the existing oxide pits at Seguelen, Kami and Bidini; and
- drilling to support the Block 2 projects at Saraya and Foulata.

Block 2 drilling in 2021 totalled 12,834m and was primarily focused on infill drilling to increase confidence in the Saraya Mineral Resource and to generate an Indicated Mineral Resource in preparation for 2022 mining. An advanced grade control programme was also conducted in all the active pits to increase short-term mining planning confidence

24,256.5m of RC and 8,806.5m of DD were completed during the year. Exploration infill drilling for Mineral Resource conversion occurred at Sanu Tinti (1,704m RC), Bidini (12,818.5m RC and 1,379.5m DD), Tubani (192m RC), Kami (3,244m RC) and Sokunu (1,640m RC). Reconnaissance drilling occurred at Bidini (120m RC and 3,263.6m DD), Tubani South (872m RC), Kalamagna (892m RC), Seguelen PB2 (750m RC and 2,058.7m DD), Kosise (83.8m DD) and Balato North (2,144m RC) to test for extensions of known mineralisation and a follow up on historical anomalous gold results. The change of drilling

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AngloGold Ashanti Siguiri - 31 December 2021

contractors and prioritisation of the grade control drilling led to low output in exploration. Ore Search Miners (OSSM) ceased drilling activities in December 2020 and demobilised during January 2021. The new contractor Orbit Garant commenced drilling using old equipment in March 2021 and started drilling with new equipment in January 2022.

All field data is captured on paper log sheets and subsequently entered into the database by data entry clerks under the supervision of the database administrator. Each section is signed off on completion by the data capture clerk and checked by senior geologists for consistency and elimination of errors on the collar, surveys, meta-data, sample information, geological coding and sample QAQC insertion.

Specific user permissions regulate user access to the database; once data has been validated, it can only be changed through an official approval process implemented by the corporate based database manager. The database is backed up as part of the mine's IT protocol and a copy stored off-site at Johannesburg.

No data from other parties was used in the Mineral Resource estimation.

## 7.2 Drilling techniques and spacing

All drilling used for Mineral Resource reporting used either Air Core (AC) with 4 1/2 inch diameter rods, RC face hammer with 5 3/4 inch rods or DD (NQ, HQ3 and PQ3 triple tube wireline). Drilling contractors AMCO (until April 2017) and OSSM (post-September 2017) meant a range of rig modifications were done to meet field requirements (increasing drill depth to quantify sulphide potential, minimising wet samples, etc.). A new drilling contractor, Forage Orbit Garant Guinea, was appointed and commenced the drilling in Quarter 1 of 2021, but with the new rigs and the mobilisation delay faced, two other drilling contractors, West African Forage (WAF) and Boart Longyear (BLY) were appointed in Quarter 2, 2021 with respective metres contracted 40,000 m and 60,000m. WAF mobilised in May 2021 and BLY in November 2021.

DD and RC drill are logged in detail through the entire hole (at 2m intervals for RC chips). The mine keeps records of the lithology, structure (from the orientated core), texture, mineralisation, alteration type, colour, weathering intensity, quartz veining, moisture and sulphide and visible gold occurrence. Specific drill programs are undertaken where data is required for geometallurgical, metallurgical and geotechnical purposes on both new and existing deposits. DD core drilled for geotechnical purposes is logged for recovery, RQD and structural data (required for geotechnical analysis). Samples are taken for geotechnical strength testing. Samples drilled for geometallurgical and metallurgical purposes are logged and used for collecting Equotip™, Terraspec™ and pXRF data, as per standard exploration protocols, and sampled as per AngloGold Ashanti metallurgical guidelines. Recently, Fourier Transform Infrared - FTIR machines have been bought and commissioned to assist with the geometalurgical program.

Logging is both qualitative and quantitative, depending on the observations being logged. For core drilling, noteworthy intersections (occurrence of visible gold, mineralised zone) are photographed and included in monthly reports.

All drill holes are logged in full, with a greater level of detail for DD core samples, considering that RC samples generate drill chips that only allow for a reduced information set.

Geologists check the downhole survey and associated metadata results. If values are abnormal, a maximum of two extra readings are taken during drilling of the hole, or a full reading is taken at the end of the drill hole. A REFLEX HUB™ system has been set up and synchronised for the QAQC checks.

Details of average drill hole spacing and type concerning Mineral Resource classification

| Category | Spacing m (-x-) | Type of drilling | | | | |
|---|---|---|---|---|---|---|
| | | Diamond | RC | Blasthole | Channel | Other |
| Measured | - | - | - | - | - | - |
| Indicated | 20x40, 25x25 | Yes | Yes | - | - | - |
| Inferred | 20x40, 50x25, 50x50 | Yes | Yes | - | - | - |
| Grade/ ore control | 10x10, 10x5, 12.5x6.25, 12.5x7.5, 5x12 | - | Yes | - | - | - |

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AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 25 7.3 Results AngloGold Ashanti has elected not to provide material drilling results for its operating mines as drilling at our Brownfields operations generally provides incremental additions or conversions to currently existing orebodies. While these increase confidence in our Mineral Resource base as well as add life-of-mine extensions, the incremental additions that occur yearly are generally not material to that operation or the company as a whole. In cases where the drilling projects support a non-sustaining addition, these projects are commented on in the project section of the report (Section 1.4 and/or Section 7.1). This report is not being submitted in support of the disclosure of exploration results, and therefore, no disclosure of drilling or sample results is provided. 7.4 Locations of drill holes and other samples Siguiri site plan in colour image showing site infrastructure with water boreholes/piezometer holes location. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 26 P1-SEK (Bidini, Sanu Tinti, Tubani) section showing year 2021 drillholes and geology 7.5 Hydrogeology Introduction Summary of the Hydrogeology requirement: A. Each pit requires an individual solution with regards to the design and implementation of a new dewatering system: • Surface water pumping through a sump or old pit close to the active pit before being pumped out of the pit/s system by a diesel end-suction pump or barge-mounted electrical pump to local watercourses or low relief drainage systems. • Groundwater removal is carried out using predominantly a series of strategically positioned vertical dewatering boreholes equipped with submersible pumps. • In general, the watercourse regime in the SAG concession is temporary. This explains a drop in the water level in the aquifer zone and/or drying up of the watercourses during the dry period followed by recharge of the aquifers during the wet period. • A long period of pumping during the dry season results in lowering of water levels and groundwater flow rates in response to decreased aquifer storage. B. The technique used to determine the hydraulics of flow in the permeable rock formations at Siguiri Gold Mine are pumping tests. Monitoring of pumping rates (flow-meters) and water level depth measurements (dip meters via piezometers) is routinely carried out (daily, weekly and monthly basic) in order to determine rates of water level drawdown (in response to pumping) or recovery (rainfall recharge). C. Water quality samples are taken twice a year: in April (dry season when the concentration of salts and metals is typically higher) and October (wet season when the concentration of salts and metals decreases). These samples are taken by the Environment Department under the request of the hydrogeological section from boreholes (groundwater samples) and surface waters (grab samples) in the SAG concession. The hydrogeology section provides sampling points to the Environment Department, e.g., new dewatering boreholes. The staff of the Environment Department analyses the water quality in the SAG site laboratory as well as submits samples to a reputable laboratory at SGS Bamako (Mali) for accredited analysis following QA/QC procedures (chain-of-custody forms). AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 27 D. The area's hydrogeology is characterised by localised aquifers of highly variable groundwater potential. Small offsets concerning the borehole location can result in wide variations in both aquifer parameters intersected and resultant borehole productivity Aquifer bodies with variable, localised groundwater potential characterise the mine area. Three main aquifer units have been delineated. Based on the results of previous pumping tests carried out at the Kossise Pit, the three aquifer systems are characterised by dual-porosity, unconfined to semi-confined leaky conditions (Maclear and Van Hooydonck, 2001). Delineation of aquifer units underlying the mine site Upper Perched Primary Aquifer System (UPPAS) The first system is the upper, perched minor aquifer system that is associated with the lateritic surface cap and weathered mottled clayey sequence. The laterite cap, only if transported, as well as paleochannels composed of gravel beds, developed in places at the base of the laterite capping, are highly permeable. The cap generally has a low permeability otherwise. The mottled zone at the base of the laterite is a high storage and low permeability formation. This zone acts as an aquitard, restricting the downward migration of stormwater into the underlying saprolite and concentrating flow along with the top contact of this formation. Rain and seepage water typically permeate above or within the clayey formation, resulting in the development perched water table. It is estimated that only a small portion of infiltrating rainwater will recharge the saprolite beneath this horizon, approximately 10 % of annual precipitation (SRK Consulting, 2001). This primary aquifer unit occurs in the upper ~ 20 m and largely depends on rainfall and river flow for direct, near-surface recharge. Orpaillage / artisanal miners workings increase the recharge to this aquifer system. Seasonal groundwater level fluctuations vary between 4m and 10m. Borehole yields are generally low and vary between 0.5 and 3m3/hr. These aquifers can result in troubling seepage inflow to the pits, especially from a large surrounding catchment area. Intermediate Minor Saprolite Aquifer System (IMSAS) The second intermediate aquifer unit consists of saprolite material under semi-confined conditions in permeable gravels and sandstone, shale, siltstone and argillite inter-beds. It is weathered along its upper surface, becoming more kaolinitic and harder with depth and reduced weathering. The saprolite, the AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 28 predominant formation in the pits concerning volume mined, is low permeability, high storage rock mass, from which seepage into the underlying formations is ongoing, i.e. comprising a leaky aquifer. This aquifer system occurs above the hard-soft interface, i.e. the horizon between the weathered upper sequence of the generally grey oxide/sulphide transition zone and the underlying sulphide fresh rock. These aquifers are usually located at a depth of between 50m and 70m depending on the depth of weathering. Individual borehole yields are relatively low and generally vary between 1 and 10m3/hr. This aquifer system has low permeability and moderate storage. The high percentage of clay facilitates water retention and slow drainage conditions. Within the mineralised saprolitic zone of the intermediate aquifer system, discrete, preferential groundwater inflow within this formation occurs from the quartz vein stockwork, comprising coarse-grained, friable and fractured quartz veins with iron-oxide staining indicating long-term groundwater flow. Shear zones and joint sets are additional sources of discrete groundwater inflow within this saprolite aquifer system. Lower Major Hard Rock Aquifer System (LMHRAS) The third and major aquifer unit underlying the area occurs under semi-confined conditions in the upper horizon of the semi-hard to hard fractured saprock basement and in the transition material above the hard- soft contact and their associated quartz veins and stockwork. This aquifer system is highly transmissive and is the primary source of significant deep lateral and upward groundwater inflow into the pits. This zone is considered the main basal flow zone (high horizontal permeability). The zone is recharged from a large catchment area and vertical, downward seepage of groundwater stored in the overlying saprolite rock mass. This aquifer unit is typically 10m to 40 m thick and is the main target area for drilling, especially if fault or shear zones are intercepted. Main water intersections/water strikes occur from about 70m to 120m below ground level (mbgl), with typical pumping yields ranging from 15 to 75m3/hr. Regional crosscutting faults and major shear zones act as the main groundwater flow paths. The structures are targeted with a series of vertical boreholes to lower the piezometric surface prior to mining. Borehole depths range between 130mgbl and 150mbgl (also dependent on final planned pit bottoms). Where developed, breccia zones associated with the large-scale faulting further increase the permeability of the rock formations. Active pumping from the deeper, major aquifer unit induces vertical leakage responses from the storage water within the upper units. The induced drawdown rate depends on the vertical and horizontal permeability of the host rock, the hydraulic gradient and the continuity and rate of pumping. In addition, the number and spacing of boreholes around and inside the pits significantly influence the rate of dewatering. Pit dewatering systems on site Nine dewatering boreholes with 17 piezometric holes at Kami and four dewatering boreholes with 11 piezometric holes for water level control at Bidini are running well to keep pits dry. One dewatering borehole has been destroyed by mining activities. Access to these pit dewatering boreholes is done on foot on the catchment berms from the ramp. Stage pumping is planned at Bidini, and the constructions work is in progress. SAG open pits were dewatered through a combination of pit dewatering boreholes and sump pumping with diesel pumps. As open-pit workings developed and the pit deepened, the majority of dewatering wells ran dry due to declining water levels, The hydrogeological team manages hydrogeological modelling and monitoring at Kami, Bidini and Block 2 open pits on site. The hydrogeology team on-site at SAG provides support and review on aspects of water movement in pits and drinking water supply to the Riparian community. As the mining progressed and the pit deepened, most dewatering boreholes ran dry due to declining water levels in the pits. The exploration team provide geotechnical data (fractures, humidity, oxide, quartz veining and weathering profile information) before the hydrogeological drilling is completed. This data allows the hydrogeologist to drill a small diameter pilot hole with a lower cost of realisation to determine the flow of water during the drilling. If the yield is>10 m3 /hr, the borehole is converted to a large diameter borehole (dewatering borehole) and the dewatering team commission it. The electrical pump is chosen according to the water flow rate after 3 hours of airlifting. If the yield <8m3/hr, pilot hole drilling is abandoned.

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 29 7.6 Geotechnical testing and analysis The SAG operation comprises more than nineteen satellite open pits of various ages ranging from depleted and partially backfilled to extensions of current pit shells. In addition, the SAG is currently starting to produce ore from the remote Block 2 deposit pits (Foulata and Saraya). This section provides a summary of the relevant geotechnical aspects. The focus has been on highlighting the confidence in the geotechnical data, design process, and residual risks, not on repeating technical details from various technical databases and reports. This summary is organised into the three categories provided by the reporting standard which are also repeated as headings. In general, as the deposits are close together and of similar geotechnical units, the deposits are not summarised individually but grouped together. Orebodies are only highlighted where significant deviations from the grouped summary occur. The geotechnical information is categorised into design components, with each discussed under a separate heading to demonstrate their impact on the design. The geological, hydrogeological and geomechanical conditions in combination with the mining method cause different failure mechanisms that control the potential hazards, which drive the risks in each deposit. The ameliorative design is sensitive to certain types of information therefore additional efforts are made to collect data that targets the relevant failure mechanisms. The nature and quality of the sampling methods used to acquire geotechnical data: This section presents each geotechnical design component focusing on the geological model. As further detail on the geology is presented in the geology chapters of this report, only the geological detail of geotechnical importance is noted here. Geological Model (Stratigraphy) The following geotechnical domains (or zones/major lithological units) have been defined (in similar stratigraphic order) from geological and geotechnical data at Siguiri. Ferricrete (Laterite)-reddish yellowish- brown, angular to sub-rounded medium to coarse gravel in well cemented yellowish-brown matrix approximately 6m to 10m thick. This is the uppermost domain close to the surface and is generally reasonably competent, locally known as CAP. Upper Saprolite consisting of light yellowish-brown stiff mudstone/siltstone (USAP). The USAP, with average thickness of 30m, underlies the CAP and is generally weak and highly oxidised. Lower Saprolite- Yellowish to whitish brownish stiff silty-clay with average thickness of 60 meters. (LSAP). The LSAP underlies the USAP. Transitional material lies between the LSAP and the Fresh rock. This 10m thick zone consists of generally highly weathered bedrock material. Fresh-unweathered rock mass which is very hard and competent Quartzite, Sandstone, Siltstone and Greywacke. Structural Model (Major features) The structural model has a major impact on the open pit operations as there are several known faults and shear zones that greatly impact the performance of the excavations. During exploration work and in pit mapping major structures were mapped and 3D models built. These structural models are updated as the more faces and benches are exposed. As more structures are sub-vertical and parallel, they are less critical to the overall stability of the pits. Rock Mass Model (Fabric) Similar to the Structural Model, the rock mass model has a significant impact on the open pit slope angles as undercutting of the bedding and foliation often result in batter scale instabilities, some of which have limited access to ore and required contingency plans to remediate. The foliation is reconciled during geotechnical mapping and weekly inspections and significant deviations that can impact the design incorporated into design updates. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 30 Hydrogeological Model Aquifer bodies with variable, localised groundwater potential characterise the mine area. Three main aquifer units have been delineated. Based on the results of previous pumping tests carried out at the Kossise Pit, the three aquifer systems are characterised by dual porosity, unconfined to semi-confined leaky conditions. The three main aquifers are as follow: UPPAS - Upper Perched Aquifer System, 0 to 20m depth. IMSAS - Intermediate Saprolite Aquifer system, 20 to 70m depth. LHHRAS - lower Major Hard Rock Aquifer System, 70 to 120m depth. Current depressurisation strategies are based on pumping from vertical wells. The type and appropriateness of laboratory techniques used to test for soil and rock strength parameters, including discussions of the quality control and quality assurance procedures. Intact Rock Strength The SAG deposits comprise mostly saprolite, and moderately strong fresh rock units. A number of instabilities have occurred historically in the saprolite which were used to calibrate the shear strength for the saprolite in combination with high quality soil triaxial tests. The fresh rock intact strength was quantified through a small but sufficient number of uniaxial and triaxial tests. The slope designs in fresh rock are not controlled by intact stability and the database is considered sufficient. Strength of Structural Defects The strength of structural defects such as the foliation, bedding, shears, and faults significantly impacts the open pit slope performance, especially where the structures daylight into the pit. For this reason, several hundred shear strength tests have been carried out at laboratories in Mali and Australia since the start of mining. Consequently, the shear strength of discontinuities has been defined to the point where it is no longer a significant source of uncertainty. Geotechnical Characterisation The geotechnical characterisation is part of the process where all the above information is interpreted into rock mass parameters and domains that are used in the design analysis. The main geotechnical characterisation separates weathered rock (saprolite) from fresh rock. The fresh rock is typically considered as a single unit for design purposes. All units are treated as anisotropic based on the orientation of the bedding/foliation, which varies from reasonably consistent to highly folded depending on the open pit. Results of laboratory testing and the LCP's interpretation, including any material assumptions Geological/geotechnical holes drilled at each of the planned sulphide pits to assess the sulphide conditions totalled 3,781m. Important geotechnical parameters such as intact rock strength (IRS), rock quality designation (RQD), fracture frequency per meter (FF/M), Geological Strength Index (GSI), In-situ rock mass rating (IRMR) as well as mining rock mass rating (MRMR) were assessed. All core logging data was validated to ensure that the data was correctly acquired using globally accepted standards and formats. All the collected parameters were checked and verified to confirm that they were logged according to the AngloGold Ashanti procedure. The measures such as core recovery, Rock Quality Designation (RQD) and matrix lengths were checked to verify that they did not exceed the expected limits or values. With the mining at SAG in the oxide material for more than 20 years, there has been lots of laboratory testing carried out for the oxide material. More than 400 laboratory tests have been carried out at Labogec in Bamako for the oxides. A few samples were tested (three samples at Kami and 2 samples at Bidini) from fresh rock in 2008. A detailed testing program was commissioned for the sulphide rock samples in August 2014.The requested tests included the following: 37 Uniaxial Compressive Strength (UCS) tests, including Youngs Modulus and Poisson's Ratio determination; 35 Triaxial Compressive Strength (TCS) tests (suites); and 34 Brazilian (BT) tests. The generalised Hoek-Brown failure criterion was directly used in both the limit equilibrium analysis (SLIDE) and the finite element analysis (PHASE2D) for the fresh rock. The procedure AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 31 was adopted to estimate the Hoek- Brown material constants (mb, s, a) and the Mohr-Coulomb parameters (c and phi) based on the Hoek-Brown criterion. Based on the kinematic analysis, Limit Equilibrium method (LEM) and Finite Element Method (FEM) analyses result for all the three planned sulphide pits, the geotechnical parameters were recommended for mine design at the FS stage for the SAG sulphide pits. The geotechnical design parameters for saprolite and transitional materials are currently being applied for the satellite pits at SAG with satisfactory results. The recommended geotechnical parameters given is adhered to. The site geotechnical section approve any minor changes to the given parameters. In addition, the geotechnical section reviews the pit designs to check for compliance to the recommended parameters before mining commences. The slope evaluation results indicate a conservative design in some sectors of the three proposed pits with high Factors of Safety. Further laboratory tests to confirm the University of the Witwatersrand laboratory results were carried out from TriLab (Brisbane) to enable further geotechnical analyses (structural and numerical modelling) and re-optimisation of the geotechnical design. Mohr-Coulomb failure criterion was used for saprolite material, and the Mohr-Coulomb parameters (c and phi) were derived from laboratory testing and back analysis. Geotechnical Design Methods (Open Pit) The geotechnical design methods are considered commensurate with the failure mechanisms and size of the open pits. The larger scale instabilities have been designed using limit equilibrium methods while the batter scale instabilities have been designed using limit equilibrium and kinematic methods. The data and design are considered fit for purpose. Implementation Considerations The open pits have a good record for maintaining slopes in the saprolite. The transition to fresh rock mining is progressing well with drilling and blasting practice improving. The major challenge at Siguiri that is factored into the designs is the ability to manage groundwater due to high seasonal rainfall and the impermeable nature of the saprolite that limits the effectiveness of pit and slope dewatering efforts. This has the potential to cause production delays due to pit floor flooding in the wet season if surface and pit floor ground water is not well managed, and slope instabilities in the saprolite if pit slopes are not dewatered ahead of time. Consequently, ground water management is essential to maintain slope stability and production. 8 Sample preparation, analysis and security 8.1 Sample preparation Samples used for Mineral Resource estimation are solely from RC and AC drilling chips and DD core. From February 2016, all samples informing the Mineral Resource estimation are from 2-metre composites from both exploration and grade control drilling. Exploration samples were collected from a 1-metre composite prior to that protocol change. The change was implemented following a comparative analysis and has had a negligible impact on the resolution of the ore body morphologies. Handheld XRF, TerraspecTM and EquotipTM are used to refine geological modelling such as weathering, hardness and geometallurgical. Leco (Carbon and Sulphur) analysis is conducted on the pulp samples from different drill holes. Due to the recovery challenges, Siguiri Combination Plant is focusing more on carbonaceous material to determine the Carbon content, both - Total Organic Carbon (TOC) and Total Carbon (TC). A Fourier Transform Infrared (FTIR) is used to quantify the rheological controls since 2020. Exploration and Grade Control RC/AC are sampled at 2m intervals. The entire sample passes directly from the cyclone through a rotary cone splitter and 2m composite samples are bagged and weighed for QAQC purposes. The Siguiri mineralisation is free gold which is relatively coarse and has a high nugget effect. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 32 A sampling nomogram study was performed in 2009, and confirmed in 2017 for hard rock mineralisation, and was used to determine sampling and assay procedures. Samples of approximately 30-35kg are split on the rig using a Sandvick rotary cone splitter to yield a 2.5-3kg sample for submission to the SGS on-site laboratory. The 2.5-3kg sample is submitted to the laboratory where it is dried, crushed, split using a Boyd-type crusher, and thereafter a 2kg sub-sample is pulverised and a 1kg Leachwell charge is split off. Core is cut on an Almonte diamond core saw and 1m half core is submitted for assay. Some quarter core samples have been further used for geometallurgical tests. The data set (geology, assay, density, geometallurgical, survey data), sample size selection and collection methods are clearly described in the in the evaluation section of the technical report and all procedures / protocols are followed. Drill hole planning takes into consideration the geometry of the orebody, to ensure drill holes and orebody intersection is approximately at right angles to the strike of the ore body. If not, true width is calculated and exploration results are reported per determined true width. For DD Core, half of the core is retained indefinitely, and 3 envelopes filled with pulp material retrieved from the assay laboratory, are stored for further assays For RC Samples, rejects and pulps are stored on-site in the exploration core yard; until all QA/QC results (including external third-party Au checks) have been evaluated. Thereafter rejects are discarded. Mass balance measurements are taken for RC drilling (in year 2021 most of the RC drilling samples were taken using a 3-tiered riffle splitter). This involves measuring the entire drilled sample mass for 2m intervals: collecting the splitter reject sample, and the sample split masses (both primary and duplicate) to assess the percentage split per sample. The total measured sample mass is then compared to the expected theoretical mass that is calculated from the hole diameter, sample length, and material density to provide a percentage recovery per sample. This process is out carried out once a week for each active rig for both exploration and GC drill holes. The average recovery is at 74% for 2021 statistics. DD core is reconstructed into continuous runs for orientation marking, depths are checked against the depth marked on the core blocks, and core recovery is calculated. Any core loss is recorded in the database. The calculated core recovery for 2021 is at 90%. Sampling processes For DD drilling, all samples are half core over 1m lengths split using a core saw. For RC and AC drilling, samples are collected from either a Rotary Cone or Riffle Splitter, over 2m lengths. The rotary cone splitter accommodates sampling of wet material, however, if samples are too wet and the potential to compromise sample quality exists, the entire sample is bagged and dried for splitting in the core yard. Wet samples are flagged in the drilling database. GC samples are split using a rotary cone splitter with the holes very rarely being wet due to the active pit dewatering programme in place. Where encountered, wet samples are split with the rotary cone splitter (recorded in the drilling database) and the sampling system maintained clean at appropriate intervals. Sampling composites are applied during Mineral Resource estimation at lengths of 2m and minimum composite lengths of 0.5m. The size of the samples collected is appropriate as verified by test work conducted in 2009. The use of large assay charge techniques such as LeachWellTM (1kg charge) is appropriate for the mine's gold particle size. A sample size of 2-4kg collected at the rig (and split from a total recovered sample mass of approximately 40kg) is considered appropriate and representative for the grain size and style of mineralisation.

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 33 8.2 Assay method and laboratory The SGS Koron (accreditation No: SOAC-ES19004) SAG on-site laboratory processes all soil, GC and exploration samples. Services include Leachwell, fire assay, aqua regia, moisture, density determinations and LECO carbon and sulphur. SGS Ouagadougou, Burkina Faso is used as the external check laboratory for Leachwell and fire assay checks (about 10% of exploration samples). SGS Siguiri is an accredited Laboratory. ALS Johannesburg is used for metallurgical tests. SGS Tarkwa in Ghana is used for external LECO umpire samples. Since September 2007, samples are mainly assayed for Au by Leachwell with fire assay on tails for samples greater than 0.2g/t (in exploration) and a random 10% fire assay tails for grade control samples. After full sample pulverisation to 90% passing <75µm, a one-kilogram aliquot is weighed into a 4.5 litre bottle and mixed with one litre of water as well as one tablet containing cyanide and the Leachwell reagents. The bottles are placed onto motorised rollers and rolled at a consistent rotation speed for ten hours after which they are set aside to settle. The final gold concentration is determined by Atomic Absorption Spectroscopy (AAS) on the aliquot extracted from the leachate. Leachwell recovery (ratio between Leachwell Au vs Leachwell + Fire Assay Au_Tail) is used to monitor the efficiency of the Leachwell assay procedure. To date, the Leachwell recovery is greater than 95%. 8.3 Sampling governance The QAQC measures carried out during the year incorporated the routine insertion of QC materials into the sample stream. QC material comprised Certified Reference Materials (CRMs), blanks, field and pulp duplicates and pulp reject repeats from previous sample submissions, as well as sieving analysis. These programs are run in addition to the normal QC insertions and monitoring undertaken in-house by the site based laboratory SGS Koron. Assay results returned from SGS Koron are received as *.csv files and appended to the FusionTM database as such. Assay data and duplicates (field and pulp duplicates) are routinely inserted, and the results are plotted against the primary sample value. Standard and blank values greater than 2 standard deviations are considered an error and batches are flagged. The analytical laboratory is requested to repeat the assay for 10 samples (5 samples before/5 samples after) the failed standards. Once re-assayed, a decision is taken whether or not to discard the batch and repeat the analysis - after a review by the QAQC technical specialist (Superintendent: Evaluation). Certified reference material (CRM) from Geostats and AMIS are used for QAQC. All RC/AC exploration samples are prepared on the drill site under the supervision of SAG geologists, who are present during all drilling operations. Samples are transported to the core yard for QAQC insertion and then delivered to the analytical laboratory by SAG drivers. Any discrepancies between the SAG dispatch orders and the analytical laboratory receipt records are thoroughly investigated and rectified before any assays are performed. An internal chain-of-custody procedure for all samples, including access control at the core yard and SGS laboratory is in place per AngloGoldAshanti’s gold security standards. All field data are captured on paper log sheets and subsequently entered by data entry clerks under the supervision of the database administrator. Each section is signed off on completion by the data capture clerk and checked by senior geologists for consistency and errors on the collar, surveys, meta-data, sample information, geological coding and sample QAQC insertion. Specific user permissions regulate user access to the database, and once data have been validated, only the corporate based database manager can overwrite the data. The database is backed up as part of the mine's IT protocol and a copy stored off-site in Johannesburg. All Mineral Resource models are peer reviewed by SAG evaluation and the corporate based Senior Evaluation Manager before sign-off and handing over to mine planning. Siguiri has been subject to several independent external reviews. External audits have been carried out by SRK consulting (UK) Limited in 2011 and Optiro in 2015. Both audits found that the Mineral Resource estimation process to be industry standard with minor recommendations on Mineral Resource classifications as part of continuous improvement. In November 2019, an external audit conducted by Golder Associates took place at Siguiri and all Mineral Resource models supporting Mineral Resource statement were checked in detail and no fatal flaws were found. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 34 8.4 Quality Control and Quality Assurance A full set of Standard Operating Procedures, as per industry standards, are in place and applied to minimise contamination and to maintain representativity of the samples obtained at the rigs and during splitting of RC and AC samples, and cutting of DD core. Furthermore, as part of the site QA/QC protocol, field duplicate samples are taken and analysed on a 1 in 20 basis. Density measurement sample collection process 8.5 Qualified Person's opinion on adequacy Sample preparation is deemed to be adequate and appropriate as well as the analytical procedures. They are compliant to industry best practices and standards. 9 Data verification 9.1 Data verification procedures Data (e.g. assays, survey, lithology, etc. verification and validation are routinely completed by project and specialist geologists and random checks are carried out on quarterly basis by the exploration superintendent. 9.2 Limitations on, or failure to conduct verification Verification is embedded into the data validation process for sampling and modelling therefore is in placed and is strictly done. 9.3 Qualified Person's opinion on data adequacy The QP is of the opinion that the sample collection, preparation, analysis, and security used at SAG is performed in accordance with exploration best practices and industry standards and are suitable for use in Mineral Resource estimation. In the QPs opinion, the drilling and sampling procedures at SAG are robust, suitable for the style of mineralisation, and are at or above industry-standard practices. There are no AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 35 drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. 10 Mineral processing and metallurgical testing 10.1 Mineral processing / metallurgical testing General mineralogical characterisation and gold deportment analyses on ore samples were undertaken alongside extensive leaching work. All samples are amenable to cyanidation and further tests including Gravity Concentration, Cyandisation, Diagnostic leaching, Comminution, Grind, and Leach optimisation were done. These tests were conducted at SGS - South Africa. 10.2 Laboratory and results The testing laboratories include SGS laboratories (South Africa and Guinea), Amtel laboratory and KCA (Kappes Cassidy and Associates) laboratory. All of the laboratories are privately owned and certified. The economic factors that might affect economic extraction are: • Throughput over and above targets • High feed rates • Poor blending practices • Changes in ore characteristics with excessive preg-robbers and preg-borrowers • Ore refractoriness 10.3 Qualified Person's opinion on data adequacy It is the QP's opinion that the data is adequate. No unconventional analytical procedures were used in the analysis. 11 Mineral Resource estimates 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource The volume and tonnage of each deposit are constrained by the economic parameters (shells and cut-off grade). The Mineral Resource reporting price has remained the same from last year ($1500/oz). However, the cut-off grade has increased significantly (average of 18%) due to an increase in costs. The quality of Mineral Resource estimate is checked and accepted with different levels of confidence reflected in the Mineral Resource classification. SAG open pits are operated with selective conventional mining techniques using excavators and trucks on 3m high flitches. Until the end of October 2017, mining was outsourced to AMS mining contractor, but since November 2017, Moto Engil has taken over the mining contract from AMS. The geotechnical design rationale and methodology followed both deterministic and probabilistic approaches with both safety (FoS) and probability of failure (PoF) values, respectively satisfying the AngloGold Ashanti Acceptable Design Criteria. SAG ore processing method is via the Carbon-in-Leach process. The process plant has a throughput capacity of 12Mtpa. The Siguiri Combination Plant, based on 50% fresh rock processing through a three stage crushing circuit at ROM 3 uses an additional 12MW ball mill circuit, and a hybrid Carbon-in-leach (CIL) circuit (through converting 4 leach tanks to CIL). In addition, new electrical generators and reticulation equipment was simultaneously be added. In situ Mineral Resource is reported within a $1,500/oz Whittle optimised pit shell. The optimisation is performed by the Mine Planning Department and was based on appropriate metallurgical parameters for the oxide ore, derived from actual process plant performance. The estimated metallurgical parameters for the fresh rock pit optimisations are based on the Siguiri Combination Plant PFS metallurgical test work. SAG is located approximately 850 km north-northeast of Conakry, 25 km northwest of the town of Siguiri and 220 km southeast of the Malian capital Bamako, near the Malian border. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 36 SAG infrastructure includes a processing plant, a TSF, and other infrastructures such as a mine village, a water supply system, roads, power supply by on-site generators, and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated. Siguiri can be accessed via a small airfield, and a well-paved road connects Siguiri to Bamako in the north and Kouroussa in the south. Access via roads to the mine and to Siguiri town is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season. The legal frame is favourable to the mine with the Organisation pour l'harmonisation en Afrique du droit des affaires (OHADA) uniform acts which are international rules that are not under the control of the Government, the new mining code which protects foreign investments, the reviewed Convention de Base granting a tax holiday and stability agreements. Despite the current political change, the transitional government has shown a willingness to protect investors, mostly in the mining sector. There are no anticipated environmental or social factors that risk the eventual economic extraction of the declared Mineral Resource and Mineral Reserve. Therefore, the optimisation cost model and modifying factors include costs for environmental rehabilitation and social sustainability projects. The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk of the remaining Mineral Resource and Mineral Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with high likelihood of renewal until 2041. No independent external Mineral Resource and Mineral Reserve audit was undertaken in 2020 or 2021. Some material risks had been identified at the combination plant Feasibility Study stage and continue to be risks that could prevent eventual economic extraction of the Mineral Resource and Mineral Reserve. However, mitigations plans are in place to significantly reduce the impact of those risks: • Due to the presence of the organic carbon in certain parts of the main active pits of Kami and Bidini, especially in the transition areas, a preg-robbing affinity had been identified. To mitigate this preg- robbing activity, a series of tests (Spike tests, blend tests, etc.) were done in 2020 coupled with the conversion of the CIP circuit to full CIL. Along with that, data collection is continuing in geological and geometallurgy front to build more confidence into the TOC (Total Organic Carbon) knowledge for a better prediction of amount of the organic carbon to be part of the blend upfront. • The presence of swelling clays (montmorillonite, nontronite and/or vermiculite) have been confirmed in Block 2 ore in general. Swelling clays have a negative impact on filtering (excessive fines) and plant slurry viscosity. FlosperseTM is used when required to overcome the viscosity issue. • With the limited/absence of grade control data, the defined high-grade envelope at Saraya seems to show some risks. A grade control test conducted on a block of 100m x 100m at a grid of 6.25m x 6.25m showed a downside of between 5 and -10%. Therefore it is recommended to complete close-spaced drilling over the high-grade zones in Saraya prior the mining in 2022 to confirm its continuity. An advanced grade control (AGC) program is in place to ensure there are enough GC stocks ahead. SAG is an operating mine. In terms of the Mineral Resource, the concept of “eventual” economic extraction relies on conversion of exclusive Mineral Resource to inclusive Mineral Resource. An annual exploration budget is included in the Mine's business plan for the purposes of converting exclusive Mineral Resource to inclusive Mineral Resource. 11.2 Key assumptions, parameters and methods used The Mineral Resource is reported exclusive of Mineral Reserve in this Technical Report Summary.

AngloGold Ashanti Siguiri - 31 December 2021

The Mineral Resource exclusive of Mineral Reserve ("Exclusive Mineral Resource") is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution, and other factors are applied. The exclusive Mineral Resource consists of the following components:

- Inferred Mineral Resource, including that within the Mineral Reserve design;
- Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume;
- Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases);
- Mineral Resource, where the technical studies to define a Mineral Reserve has not yet been completed.

Current Mineral Resource models for each deposit were obtained from the SAG Mineral Resource Management department and were used to update the mine planning process and for quoting the year-end Mineral Resource and Mineral Reserve. Since the end of the 2020 Mineral Reserve statement, models revised include Kami, Bidini, Tubani, Kozan, Saraya and Foulata. Additional Mineral Resource drilling was incorporated into the updated models. All Mineral Resource models used in the Mineral Reserve estimates are panel models (ordinary kriged models) except Kami, Bidini-Tubani and Saraya models, which were LUC models (Localised Uniform Conditioning). The Mineral Resource is quoted as both exclusive (additional to) and inclusive of, the Mineral Reserve as per the Guidelines for Reporting. The selected point of reference is 31 December 2021.

The Mineral Resource tonnages and grades are estimated and reported in situ and stockpiles are reported as broken material.

Structural interpretations based on DD core drilling, pit mapping, and logging (RC and DD) have been extensively used to refine statistical and geological domains used for interpolation process and ore envelope wireframe creation. A data density of 25m x 25m at least is required for Indicated Mineral Resource estimation.

Geological data is collected as per in-house data collection and processing procedures.

Exploration activities are constrained by surrounding community infrastructure and agricultural activities. Compensation procedures are in place to mitigate that risk.

The mineralisation at Siguiri occurs as:

- secondary gold in alluvial or colluvial gravel in lateritic cover, and
- primary vein hosted mineralisation.

The veins are quartz dominant and display various styles and orientations, with a sub-vertical NE-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the bedding orientation. Auriferous quartz veins show a strong lithological control and are best developed in the sandstone/greywacke units.

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AngloGold Ashanti Siguiri - 31 December 2021

## Parameters under which the Mineral Resource was generated

| | As at 31 December 2021 | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Cost inputs** | **Unit** | **Kami** | **Bidini** | **Sorofe** | **Kalamagna** | **Foulata** | **Kounkoun** | **Saraya** | **Eureka East** | **Eureka North** | **Kosise** | **Kozan North** | **Kozan South** | **Seguelen** | **Sintroko South** | **Sokunu** | **Silakoro** | **Soloni** |
| Ore Mined | k tonnes | 57,406 | 23,032 | 14,906 | 2,889 | 1,119 | 10,842 | 5,075 | 588 | 117 | 4,374 | 1,964 | 2,019 | 13,608 | 2,860 | 7,100 | 1,812 | 6,235 |
| Waste Mined | k tonnes | 58,024 | 48,689 | 39,535 | 7,591 | 4,931 | 27,520 | 17,894 | 2,413 | 259 | 3,318 | 1,855 | 2,039 | 17,307 | 7,895 | 12,468 | 9,220 | 10,098 |
| Total material mined | k tonnes | 115,430 | 71,721 | 54,441 | 10,480 | 6,050 | 38,363 | 22,969 | 3,002 | 377 | 7,692 | 3,819 | 4,058 | 30,915 | 10,755 | 19,568 | 11,033 | 16,333 |
| Stripping ratio | t:t | 1.01 | 2.11 | 2.65 | 2.63 | 4.41 | 2.54 | 3.53 | 4.10 | 2.21 | 0.76 | 0.94 | 1.01 | 1.27 | 2.76 | 1.76 | 5.09 | 1.62 |
| Costs | | | | | | | | | | | | | | | | | | |
| Ore Mining cost | $/tonne mined-Oxide | 2.66 | 2.92 | 2.52 | 3.12 | 2.55 | 2.39 | 2.41 | 2.92 | 2.92 | 2.66 | 3.12 | 3.12 | 3.33 | 4.67 | 3.95 | 2.90 | 2.66 |
| Ore Mining cost | $/tonne mined-Transitional | 3.38 | 3.63 | 3.24 | 3.84 | 3.27 | 3.10 | 3.13 | 3.63 | 3.63 | 3.38 | 3.84 | 3.84 | 4.04 | 5.39 | 4.66 | 3.61 | 3.38 |
| Ore Mining cost | $/tonne mined-Fresh | 3.83 | 4.08 | 3.69 | 4.29 | 3.72 | 3.54 | 3.57 | 4.08 | 4.08 | 3.83 | 4.29 | 4.29 | 4.49 | 5.83 | 5.11 | 4.06 | 3.83 |
| Waste mining cost | $/tonne mined-Oxide | 2.30 | 2.36 | 2.23 | 2.66 | 2.26 | 1.89 | 1.90 | 2.36 | 2.36 | 2.30 | 2.66 | 2.66 | 2.29 | 1.65 | 2.29 | 2.18 | 2.30 |
| Waste mining cost | $/tonne mined-Transitional | 2.95 | 3.00 | 2.88 | 3.30 | 2.90 | 2.52 | 2.54 | 3.00 | 3.00 | 2.95 | 3.30 | 3.30 | 2.93 | 2.29 | 2.94 | 2.82 | 2.95 |
| Waste mining cost | $/tonne mined-Fresh | 3.38 | 3.44 | 3.31 | 3.74 | 3.34 | 2.95 | 2.98 | 3.44 | 3.44 | 3.38 | 3.74 | 3.74 | 3.37 | 2.73 | 3.37 | 3.25 | 3.38 |
| Processing Cost | $/tonne treated-Oxide | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 | 10.72 |
| Processing Cost | $/tonne treated-Transitional | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 |
| Processing Cost | $/tonne treated-Fresh | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 | 13.17 |
| G&A | $/tonne treated | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 | 7.28 |
| Rehandling Cost | $/tonne treated | 0.35 | 0.35 | 0.35 | 0.35 | 8.41 | 6.54 | 11.43 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 | 0.35 |
| **Other Parameters** | | | | | | | | | | | | | | | | | | |
| Met. Recovery- Oxide | % | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 | 88 |
| Met. Recovery- Transitional | % | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 |
| Met. Recovery- Fresh | % | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 | 80.5 |
| Slope angles- Oxide | degree | 25 | 27 | 27 | 27 | 25 | 34 | 25 | 27 | 27 | 25 | 27 | 27 | 27 | 27 | 27 | 28 | 25 |
| Slope angles- Transitional | degree | 45 | 45 | 45 | 45 | 45 | 34 | 45 | 45 | 45 | 45 | 45 | 45 | 45 | 45 | 45 | 45 | 45 |
| Slope angles- Fresh | degree | 55 | 50 | 50 | 51 | 51 | 54 | 51 | 50 | 50 | 55 | 51 | 51 | 50 | 50 | 50 | 51 | 55 |
| Mineral Resource cut-off grad | g/t | 0.40 | 0.40 | 0.40 | 0.40 | 0.60 | 0.55 | 0.60 | 0.40 | 0.40 | 0.40 | 0.40 | 0.40 | 0.40 | 0.45 | 0.45 | 0.40 | 0.40 |
| Mineral Resource price | $/oz | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 | 1500 |

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AngloGold Ashanti Siguiri - 31 December 2021

Mineral Resource definition drilling is conducted with AC, RC and DD drilling. All available geological drill hole information is validated for use in the Mineral Resource models and this is combined with the local geology information collected for the deposit. An understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using local uniform conditioning (LUC).

The Mineral Resource model is estimated using ordinary kriging into a 3D block model. The geological interpretation is based on geological drill hole data. The dimensions of the Mineral Resource blocks range from 10m x 10m x 2.5m to 50m x 25m x 6m, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised Mineral Resource pit shell using a gold price of $1,500/oz.

Siguiri inclusive Mineral Resource grade and tonnage curve


Total Siguiri
Surface (Metric Interpolated Attributable Values)
Tonnes above cut-off (millions)
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Average grade above cut-off (g/t)
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off (g/t)

The following procedure is generally applied to Mineral Resource estimation:

- Three dimensional mineralised envelopes and weathering surfaces are modelled using Leapfrog™ software and imported into Datamine™ software. The estimation domains, known as stationary domains, are defined as homogeneous zones based on geology and grade distribution.
- Samples are composited 2m length for the whole dataset.
- Samples are selected inside each estimation zone or domain.
- Sample top-capping is applied to each estimation domain as treatment of outliers.
- Block estimation is performed for each kriging zone using Datamine™ Studio 3 Mineral Resource modelling software.

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AngloGold Ashanti Siguiri - 31 December 2021

- Three-dimensional semi-variograms are calculated using Snowden Supervisor™ geostatistical software. Variograms are calculated along the strike, cross-strike and dip plane of the orebody.
- Nugget effect is determined from the downhole variogram and is used to define the short range spatial continuity of gold values.
- The estimation block size is 30m x 30m x 6m (panel size), the selective mining unit size used is 10m x 10m x 3m.
- Samples search parameters are defined in relation to the geometry of the orebody and samples spacing.

Siguiri Saraya open pit block estimate 3D view


$1500/oz shell
North
Pit design
Legend
LEGEND_AU
Absent
Negative
WAST
MW(0.35,0.46)
MO (0.46-0.8)
BS (0.8-1.5)
HG(1.5-3)
VHG(>3)

Only gold is interpolated thus no correlations with other variables are made.

The following computer programs are used in Mineral Resource Estimates:

- Datamine ™ Studio RM Version 1.6.87.0 for Ordinary Kriging and reporting.
- Leapfrog ™ Geo Version 6.0 for mineralisation wireframing.
- Isatis ™ 2014.2 for Change of Support, Uniform conditioning, and Localised Uniform conditioning.
- Snowden Supervisor ™ version V8.13 for variography.

Routine estimation validation includes:

- Comparison between block model global mean grade and input drill holes samples mean grade
- Sectional plots comparing the number of composites, block model grade and composite grade occurring within a specified distance on each side of the section, this is visual validation of the block estimate grade versus sample grade used during estimation
- Grade-tonnage curve comparing the estimates of previous models versus actual models within common volume and comparison with grade control estimates (production model)
- Change of Support to validate ordinary krig estimates.
- Uniform conditioning grade-tonnage curves
- Regression plots of model data versus drill hole data
- Trend analysis along X, Y and Z of block model data versus drill hole data
- Reconciliation of Mineral Resource models versus grade control models versus mine perimeters.

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40

AngloGold Ashanti Siguiri - 31 December 2021

In addition:

- Geometallurgical tests have demonstrated that Smectite-illite enriched rock type have the potential to adversely impact plant performance by consuming additional lime and clogging the plan screens. Terraspec instrument reading and visual ore control help to identify this type of ore.
- The hardness model for Kami was built in 2016 using ordinary kriging. The hardness values interpolated are collected on DD core using Equotip™ instrument.
- The organic carbon has shown negative impact to gold recovery at the plant. Samples are analysed routinely at the laboratory to determine the total and organic carbon contents for further interpolation.

Siguiri_Kami open pit Hardness model cross-section


N
$1500/oz shell
Pit design
S
Legend
LEGEND EQ50 (HARDNESS)
[ABSENT]
(FLOOR,550)_Weathered
(550,640)_Very Soft
(640,670)_Soft
(670,710)_Medium
(710,740)_Hard
(740,CEILING)_Very Hard

## 11.3 Mineral Resource classification and uncertainty

The Mineral Resource is generally classified based on the two-indicators approach using 90% confidence at 15% error rule:

- A Measured Mineral Resource should be expected to be within 15% of the metal estimated at least 90% of the time (three month periods), while for an Indicated Mineral Resource estimate within an annual mined volume should be within 15% of the metal estimated at least 90% of the time (yearly periods).
- For Inferred Mineral Resource the error may be greater than 15%, 90% of the time (yearly periods).

Siguiri_Sanutinti-Bidini-Kalamagna open pits Mineral Resource classification (looking northeast)


NW
Sanutinti
Orebody envelope @0.3g/t
Bidini
Kalamagna
SE
$1500/oz shell
Pit design
Legend
CLASSIFICATION
[ABSENT]
INDICATED[2]
INFERRED[3]
BST[4]
BSIT[5]

Siguiri Mineral Resource block models are estimated using ordinary kriging and localised uniform conditioning (LUC) methods. The drill hole sample data, assays and geological data are subject to a validation process. In addition, the assays results validation is supported by a routine QAQC programme.

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AngloGold Ashanti Siguiri - 31 December 2021

In regard to the standard best practice in place and potential uncertainty associated to exploration sampling is minimised in using appropriate sampling and processing procedures.

The following deposits are the main contributors to Siguiri Mineral Resource: P1 (Bidini, Sorofe), P3 (Kami), Saraya, Foulata and Kounkoun (57% of the total Mineral Resource).

During the external audit of the SAG Mineral Resource and Mineral Reserve in 2019, the over smoothing of estimated grade in Kami block model was noticed. This is corrected during the 2021 Mineral Resource modelling work, by revising the domaining, and the estimation technique was changed from ordinary kriging to LUC. The LUC method used at Kami brought improvement in the estimated grade, this method is practical and accounts for mining selectivity.

There is mitigation plan in place to overcome the uncertainty associated to the Mineral Resource classification at Kami South. Complementary infill drilling is scheduled.

The risks to the Kami (Stage1) Mineral Resource block model are:

- the complexity of the geology and the style of the mineralisation characterised by several folding and faults events, as well as the discontinuous narrow quartz-carbonate veins that host the bulk of the mineralisation,
- presence of carbon and sulphur in some areas is causing recovery issues, and
- loose resolution of the hardness model at Kami due to wide-spaced data.

It is recommended to continue LECO analysis for total and organic carbon and sulphur, and update the geometallurgical model.

At P1 (Bidini pit) there is minor uncertainty in the Mineral Resource classification in the north part of the pit where the Indicated Mineral Resource is supported by 50m x 25m drill holes spacing. This is minor due to the robustness of the main ore orebody.

Another risk resides in the Bidini cutback area where mineralisation is erratic.

At Saraya, the occurrence of barren intrusive cross-cutting the orebody in some places is a risk. This has been mitigated by depleting block model with the intrusive volume. Minor changes in the intrusive extent is expected during the grade drilling.

At Foulata, there is moderate uncertainty associated to the estimated Mineral Resource in southern part of deposit where the structural controls of the mineralisation are complex.

In the QP's opinion, there is no major uncertainty associated to the exploration sampling process, sample quality, assay results, classification and estimation of current Mineral Resource and Mineral Reserve models. The following factors have been defined to overcome the risks mentioned above:

- Kami: -10% grade factor applied to the Mineral Resource model.
- Bidini: -10% grade factor applied the Mineral Resource model.
- Saraya: -10% and -15% grade factors applied respectively to Indicated and Inferred categories of Mineral Resource.
- Foulata: no factor is applied.
- Tubani: -10% grade factor is applied.

### 11.4 Mineral Resource summary

The SAG open pit Mineral Resource is reported within $1,500/oz shells at various cut-off grades based on the type of ore materials (oxide, transition and fresh).

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AngloGold Ashanti Siguiri - 31 December 2021

Exclusive gold Mineral Resource

| Siguiri | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Bidini (sulphide) | Measured | - | - | - | - |
| | Indicated | 3.62 | 1.76 | 6.38 | 0.21 |
| | Measured & Indicated | 3.62 | 1.76 | 6.38 | 0.21 |
| | Inferred | 1.96 | 1.83 | 3.60 | 0.12 |
| Bidini (oxide) | Measured | - | - | - | - |
| | Indicated | 1.79 | 1.37 | 2.45 | 0.08 |
| | Measured & Indicated | 1.79 | 1.37 | 2.45 | 0.08 |
| | Inferred | 4.40 | 1.31 | 5.78 | 0.19 |
| Bidini (transitional) | Measured | - | - | - | - |
| | Indicated | 0.87 | 1.60 | 1.40 | 0.04 |
| | Measured & Indicated | 0.87 | 1.60 | 1.40 | 0.04 |
| | Inferred | 0.97 | 2.07 | 2.01 | 0.06 |
| Eureka East | Measured | - | - | - | - |
| | Indicated | 0.38 | 1.29 | 0.49 | 0.02 |
| | Measured & Indicated | 0.38 | 1.29 | 0.49 | 0.02 |
| | Inferred | 0.12 | 1.25 | 0.15 | 0.00 |
| Eureka North | Measured | - | - | - | - |
| | Indicated | 0.06 | 0.98 | 0.06 | 0.00 |
| | Measured & Indicated | 0.06 | 0.98 | 0.06 | 0.00 |
| | Inferred | 0.04 | 1.00 | 0.04 | 0.00 |
| Foulata | Measured | - | - | - | - |
| | Indicated | 0.68 | 1.99 | 1.35 | 0.04 |
| | Measured & Indicated | 0.68 | 1.99 | 1.35 | 0.04 |
| | Inferred | 0.13 | 2.90 | 0.38 | 0.01 |
| Kalamagna | Measured | - | - | - | - |
| | Indicated | 1.94 | 0.92 | 1.78 | 0.06 |
| | Measured & Indicated | 1.94 | 0.92 | 1.78 | 0.06 |
| | Inferred | 0.38 | 0.91 | 0.35 | 0.01 |
| Kami (sulphide) | Measured | - | - | - | - |
| | Indicated | 17 | 1.08 | 18.43 | 0.59 |
| | Measured & Indicated | 17 | 1.08 | 18.43 | 0.59 |
| | Inferred | 7.86 | 1.15 | 9.07 | 0.29 |
| Kami (oxide) | Measured | - | - | - | - |
| | Indicated | 8.26 | 0.86 | 7.10 | 0.23 |
| | Measured & Indicated | 8.26 | 0.86 | 7.10 | 0.23 |
| | Inferred | 4.88 | 0.90 | 4.37 | 0.14 |
| Kami (transitional) | Measured | - | - | - | - |
| | Indicated | 1.19 | 1.03 | 1.23 | 0.04 |
| | Measured & Indicated | 1.19 | 1.03 | 1.23 | 0.04 |
| | Inferred | 0.82 | 1.17 | 0.96 | 0.03 |
| Kosise | Measured | - | - | - | - |
| | Indicated | 2.02 | 0.88 | 1.78 | 0.06 |
| | Measured & Indicated | 2.02 | 0.88 | 1.78 | 0.06 |
| | Inferred | 1.70 | 0.83 | 1.41 | 0.05 |
| Kounkoun | Measured | - | - | - | - |
| | Indicated | - | - | - | - |
| | Measured & Indicated | - | - | - | - |
| | Inferred | 9.22 | 1.36 | 12.51 | 0.40 |
| Kozan North | Measured | - | - | - | - |
| | Indicated | 1.22 | 0.82 | 0.99 | 0.03 |
| | Measured & Indicated | 1.22 | 0.82 | 0.99 | 0.03 |
| | Inferred | 0.45 | 0.84 | 0.38 | 0.01 |
| Kozan South | Measured | - | - | - | - |
| | Indicated | 1.71 | 0.73 | 1.26 | 0.04 |
| | Measured & Indicated | 1.71 | 0.73 | 1.26 | 0.04 |
| | Inferred | 0.00 | 0.69 | 0.00 | 0.00 |
| Seguelen (oxide) | Measured | - | - | - | - |
| | Indicated | 5.93 | 0.86 | 5.11 | 0.16 |

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AngloGold Ashanti Siguiri - 31 December 2021

| | | | | | |
|---|---|---|---|---|---|
| | Measured & Indicated | 5.93 | 0.86 | 5.11 | 0.16 |
| | Inferred | 1.72 | 0.83 | 1.43 | 0.05 |
| Seguelen (sulphide) | Measured | - | - | - | - |
| | Indicated | 1.65 | 1.24 | 2.04 | 0.07 |
| | Measured & Indicated | 1.65 | 1.24 | 2.04 | 0.07 |
| | Inferred | 1.23 | 1.23 | 1.51 | 0.05 |
| Seguelen (transitional) | Measured | - | - | - | - |
| | Indicated | 0.70 | 1.01 | 0.71 | 0.02 |
| | Measured & Indicated | 0.70 | 1.01 | 0.71 | 0.02 |
| | Inferred | 0.33 | 1.08 | 0.36 | 0.01 |
| Saraya (sulphide) | Measured | - | - | - | - |
| | Indicated | 0.21 | 2.32 | 0.49 | 0.02 |
| | Measured & Indicated | 0.21 | 2.32 | 0.49 | 0.02 |
| | Inferred | 0.50 | 3.00 | 1.50 | 0.05 |
| Saraya (oxide) | Measured | - | - | - | - |
| | Indicated | 0.13 | 1.31 | 0.17 | 0.01 |
| | Measured & Indicated | 0.13 | 1.31 | 0.17 | 0.01 |
| | Inferred | 0.43 | 2.04 | 0.88 | 0.03 |
| Saraya (transitional) | Measured | - | - | - | - |
| | Indicated | 0.01 | 1.58 | 0.02 | 0.00 |
| | Measured & Indicated | 0.01 | 1.58 | 0.02 | 0.00 |
| | Inferred | 0.09 | 2.15 | 0.19 | 0.01 |
| Sintroko South | Measured | - | - | - | - |
| | Indicated | 1.51 | 1.25 | 1.89 | 0.06 |
| | Measured & Indicated | 1.51 | 1.25 | 1.89 | 0.06 |
| | Inferred | 0.29 | 1.94 | 0.57 | 0.02 |
| Silakoro | Measured | - | - | - | - |
| | Indicated | 1.34 | 1.65 | 2.22 | 0.07 |
| | Measured & Indicated | 1.34 | 1.65 | 2.22 | 0.07 |
| | Inferred | 0.20 | 2.06 | 0.41 | 0.01 |
| Sokunu | Measured | - | - | - | - |
| | Indicated | 2.11 | 0.89 | 1.88 | 0.06 |
| | Measured & Indicated | 2.11 | 0.89 | 1.88 | 0.06 |
| | Inferred | 3.29 | 1.00 | 3.29 | 0.11 |
| Soloni | Measured | - | - | - | - |
| | Indicated | 2.49 | 0.69 | 1.71 | 0.06 |
| | Measured & Indicated | 2.49 | 0.69 | 1.71 | 0.06 |
| | Inferred | 2.81 | 0.92 | 2.59 | 0.08 |
| Sorofe (sulphide) | Measured | - | - | - | - |
| | Indicated | 1.57 | 1.55 | 2.45 | 0.08 |
| | Measured & Indicated | 1.57 | 1.55 | 2.45 | 0.08 |
| | Inferred | 3.00 | 1.98 | 5.94 | 0.19 |
| Sorofe (oxide) | Measured | - | - | - | - |
| | Indicated | 4.41 | 1.29 | 5.68 | 0.18 |
| | Measured & Indicated | 4.41 | 1.29 | 5.68 | 0.18 |
| | Inferred | 0.89 | 1.57 | 1.39 | 0.04 |
| Sorofe (transitional) | Measured | - | - | - | - |
| | Indicated | 1.44 | 1.89 | 2.73 | 0.09 |
| | Measured & Indicated | 1.44 | 1.89 | 2.73 | 0.09 |
| | Inferred | 1.31 | 1.69 | 2.22 | 0.07 |
| Stockpile (spent heap leach) | Measured | - | - | - | - |
| | Indicated | - | - | - | - |
| | Measured & Indicated | - | - | - | - |
| | Inferred | 11.89 | 0.57 | 6.76 | 0.22 |
| Total | Measured | - | - | - | - |
| | Indicated | 64.26 | 1.12 | 71.81 | 2.31 |
| | Measured & Indicated | 64.26 | 1.12 | 71.81 | 2.31 |
| | Inferred | 60.91 | 1.15 | 70.06 | 2.25 |

30 March 2022 44

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 45 11.5 Qualified Person's opinion The QP is of the opinion that enough work has been completed, or is in progress, to identify and mitigate the potential effects of relevant technical and economic factors which could negatively influence the prospects economic extraction. 12 Mineral Reserve estimates 12.1 Key assumptions, parameters and methods used Reconciliation of the 2021 Mineral Reserve with the 2020 Mineral Reserve shows a net decrease of 0.30Moz mainly due to: • depletion due to mining and processing operations (-0.33Moz), • Change in fresh and transitional ore metallurgical recoveries from 88% to 80% (-0.23Moz), • Change in economics (increase costs) (-0.41Moz), • Maiden Mineral Reserve from Kami Extension (0.16Moz), and • a revision of Kami, Saraya and Foulata Mineral Resource (infilling to upgrade Inferred Mineral Resource to Indicated Mineral Resource and modelling methodology) (0.26 Moz). 2020 depletion represents depletion to 31 December 2021. The reference point for the tonnages and grades reported as Mineral Reserve, as at December 31 2021, is the point where material is delivered to the processing facility. SAG consists of multiple open pits with adjacent pushbacks or cutbacks operated using typical open pit mining methods. The open pits are operated with selective conventional techniques (grade control drilling, drilling, blasting, loading, hauling, and dumping) using excavators and trucks on 3m high flitches. Caterpillar 6020B excavators with a bucket capacity of 12m3 with a bucket width of ~2.55m are the main loading equipment matched with CAT 777G dump trucks. A Minimum Mining Unit (MMU) size suitable for selective mining and nominated mining equipment of 10m x 10m x 3m based on historical mined out grade control model which is used to simulate the expected mining dilution and ore losses and built in the geologic block models and take into account the geotechnical environment. Ramp configuration and design parameters are common for all the pushbacks with small changes in terms of ramp width depending on the importance of the ramp. Generally, haul road ramps are 22m width in oxide material while 24m in hard rock and at 10% gradient with flat switchbacks. Ramp widths generally decrease at depth with one-way haulage planned for the last 15m. The minimum pushback width (measured from toe to crest) is currently set to 60m, however, farewell cuts on the final bench are designed at a width practical for top loading and retreating. Mineral Reserve Modifying Factors as at 31 December 2021 Primary Commodity Price Local Price of Primary Commodity Unit Cut-off grade g/tAu Dilution % Dilution g/t % RMF (based on tonnes) Bidini (sulphide) 1,200 USD/oz 0.85 37.3 0.3 100.0 Bidini (oxide) 1,200 USD/oz 0.70 33.6 0.2 100.0 Bidini (transitional) 1,200 USD/oz 0.85 33.1 0.2 100.0 Foulata 1,200 USD/oz 0.95 81.5 0.3 100.0 Kami (sulphide) 1,200 USD/oz 0.80 34.1 0.5 100.0 Kami (oxide) 1,200 USD/oz 0.65 31.5 0.3 100.0 Kami (transitional) 1,200 USD/oz 0.80 50.9 0.4 100.0 Saraya (sulphide) 1,200 USD/oz 1.20 33.7 0.2 100.0 Saraya (oxide) 1,200 USD/oz 1.00 16.7 0.2 100.0 Saraya (transitional) 1,200 USD/oz 1.20 21.2 0.2 100.0 Stockpile (full grade ore) 1,200 USD/oz - - - 100.0 Stockpile (marginal ore) 1,200 USD/oz - - - 100.0 Stockpile (spent heap leach) 1,200 USD/oz - - - 100.0 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 46 as at 31 December 2021 % RMF (based on g/t) %MRF (based on tonnes) % MRF (based on g/t) % MCF MetRF % Bidini (sulphide) 90.0 96.1 101.7 100.0 80.0 Bidini (oxide) 90.0 83.9 98.6 100.0 88.0 Bidini (transitional) 90.0 88.4 101.7 100.0 80.0 Foulata 90.0 89.3 98.0 100.0 88.0 Kami (sulphide) 90.0 98.0 100.7 100.0 80.0 Kami (oxide) 90.0 89.5 100.9 100.0 88.0 Kami (transitional) 90.0 85.1 101.5 100.0 80.0 Saraya (sulphide) 90.0 96.5 101.6 100.0 80.0 Saraya (oxide) 90.0 78.1 104.6 100.0 88.0 Saraya (transitional) 90.0 70.3 103.8 100.0 80.0 Stockpile (full grade ore) 100.0 100.0 100.0 100.0 88.0 Stockpile (marginal ore) 100.0 100.0 100.0 100.0 88.0 Stockpile (spent heap leach) 100.0 100.0 100.0 100.0 85.0 12.2 Cut-off grades Cut-off grades are calculated separately for oxide, transitional and fresh ores due to different treatment costs and metallurgical recoveries for the different ore types. 12.3 Mineral Reserve classification and uncertainty The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2021 and forecast depletions to the end of 2021. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and the pit optimisation is then performed. The relevant modifying factors such as metallurgical recoveries, geotechnical parameters, cut-off grades, and economics are applied to generate the mine designs that are used to estimate the final Mineral Reserve. The Mineral Reserve for SAG consists of 22% Proven Mineral Reserve and 78% Probable Mineral Reserve. Siguiri Mineral Reserve is classified as Proven and Probable Mineral Reserve and is based on confidence levels determined in the Mineral Resource. Measured Mineral Resource has been reported as Proven Mineral Reserve and Indicated Mineral Resource as Probable Mineral Reserve. Stockpiles on the surface are classified as Measured Mineral Resource and Proven Mineral Reserve. Stockpiles are reported without cut-off but were mined selectively from grade control drilling, above an appropriate cut-off for the material type There is no Probable Mineral Reserve reported from Measured Mineral Resource. All Probable Mineral Reserve has been derived from Indicated Mineral Resource. The Mineral Resource is quoted as both exclusive (additional to) and inclusive of, the Mineral Reserve as per the Guidelines for Reporting. 12.4 Mineral Reserve summary The QP notes that the Revised and consolidated Convention de Base between the Republic of Guinea (RoG) and Chevaning Mining Company (Société AngloGold Ashanti de Guinée SA) made on the 28th June 2016 does not impact the stated Mineral Resource or Mineral Reserve at the gold prices used for Mineral Reserve ($1,200/oz), Mineral Resource ($1,500/oz). The Convention de Base Royalty rate varies with the gold price i.e. 2017 nominal gold price up to $1300/oz - 3%, above $1300/oz up to $2000/oz - 5% and above $2000/oz - 7%. Open-pit The Mineral Reserve for SAG was re-evaluated as of 31st December 2021 using updated economic factors, the latest Mineral Resource models, geological, geotechnical inputs, and the latest metallurgical updates. The open pit ( as delivered to the plant) Probable Mineral Reserve has been estimated at 18.95Mt at a grade of 1.21g/t containing 0.74Moz of gold and Proven Mineral Reserve from surface stockpiles reported without cut-off but mined selectively with a marginal ore and full grade ore cut-off estimated at 17.91Mt at a grade of 0.63g/t containing 0.37Moz of gold. Probable Mineral Reserve from Indicated Mineral Resource spent heap leach material are estimated at 30.86Mt at a grade of 0.54g/t containing 0.54Moz of gold. At AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 47 85% ownership basis, the total Mineral Reserve at the end of December 2021 is 67.72Mt at a grade of 0.75g/t containing 1.64Moz of gold. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. Gold Mineral Reserve Siguiri Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Bidini (sulphide) Proven - - - - Probable 4.69 1.18 5.56 0.18 Total 4.69 1.18 5.56 0.18 Bidini (oxide) Proven - - - - Probable 0.52 1.19 0.62 0.02 Total 0.52 1.19 0.62 0.02 Bidini (transitional) Proven - - - - Probable 1.99 1.23 2.44 0.08 Total 1.99 1.23 2.44 0.08 Foulata Proven - - - - Probable 0.22 1.97 0.44 0.01 Total 0.22 1.97 0.44 0.01 Kami (sulphide) Proven - - - - Probable 6.62 1.12 7.39 0.24 Total 6.62 1.12 7.39 0.24 Kami (oxide) Proven - - - - Probable 1.43 0.67 0.96 0.03 Total 1.43 0.67 0.96 0.03 Kami (transitional) Proven - - - - Probable 0.55 0.92 0.51 0.02 Total 0.55 0.92 0.51 0.02 Saraya (sulphide) Proven - - - - Probable 1.89 1.84 3.48 0.11 Total 1.89 1.84 3.48 0.11 Saraya (oxide) Proven - - - - Probable 0.90 1.48 1.33 0.04 Total 0.90 1.48 1.33 0.04 Saraya (transitional) Proven - - - - Probable 0.12 1.89 0.23 0.01 Total 0.12 1.89 0.23 0.01 Stockpile (full grade ore) Proven 5.26 0.91 4.76 0.15 Probable - - - - Total 5.26 0.91 4.76 0.15 Stockpile (marginal ore) Proven 12.65 0.52 6.59 0.21 Probable - - - - Total 12.65 0.52 6.59 0.21 Stockpile (spent heap leach) Proven - - - - Probable 30.86 0.54 16.72 0.54 Total 30.86 0.54 16.72 0.54 Total Proven 17.91 0.63 11.36 0.37 Probable 49.80 0.80 39.67 1.28 Total 67.72 0.75 51.03 1.64 The reference point for the Mineral Reserve is the point where the run of mine material is delivered to the processing plant. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 48 12.5 Qualified Person’s opinion The modifying factors used are considered realistic to conservative based on the processing and mining methods selected. 13 Mining methods Open-pit mining is currently outsourced to MOTA Engil Mining Contractor, using either free-dig or conventional drill, blast load, and haul methods. The upper levels of the open pits are usually in weathered material, which typically is free digging material with paddock blast. Once the fresh (unweathered) rock is encountered, drilling and blasting are required. Emulsion explosives are supplied as a down-the-hole service by SOGUIDEX. Pits are designed with 9m benches, the 9m benches containing both ore and waste are excavated in three flitches. The current open pit mining method used at Siguiri Gold mine is based on the following factor: depth of the orebody; shape and dimensions of the orebody; geotechnical factors; grade and grade distribution. The Mineral Resource models in their raw form are not suitable for mining and optimisation purposes as it was unlikely that the largest block size in the model would be able to be mined without considerable dilution and ore loss. Therefore, a mineable Mineral Resource model (planning model) is created to reflect actual mining practices taking into consideration equipment size and other mining parameters. Datamine's Mineable Reserve OptimiserTM (MRO) script routine was used to generate mineable Mineral Resource models (Mineral Reserve Model) for optimisation and mine planning. This process assesses whether Mineral Resource model blocks meet a series of criteria including minimum mining width, cut-off grade, and head grade. MRO agglomerates groups of blocks into larger blocks. The revised block grades are based upon the original block grades plus the included waste (both internal and external waste). The optimisations of the mineable Mineral Resource models (Mineral Reserve Model) is undertaken to determine the optimum pit using WhittleTM 4.7 software package. A series of nested pits are generated to evaluate the best position for the final pit. The optimum pit shell selected is based on incremental analysis. Each successive pit shell expansion is analysed in terms of increasing NPV, incremental cost at the required margin, recovered ounces, and areas of expansion. The selected pit shell is used as guidance in the pit design stage. The pit design takes into account all mining, environmental, dewatering, and social issues and generates the Mineral Reserve used for the Life of Mine Schedule. SAG open pits are operated with selective conventional techniques using excavators and trucks on 3m high flitches. Four Caterpillar 6020B excavators (one back-up) with a bucket capacity of 12m3 with a bucket width of ~2.55m are the main loading equipment matched with 25 CAT 777G dump trucks. A Minimum Mining Unit (MMU) size suitable for selective mining and nominated mining equipment of 10m x 10m x 3m based on a historical mined out grade control model is used to simulate the expected mining dilution and ore losses and built in the geologic block models. Availability, utilisation and productivity to be used in the mining schedule are: • CAT 6020B excavators: availability 90%, utilisation 90% and productivity **754bcm//hr. • CAT 777G: availability 85%, Utilisation 85% ** Productivities for oxide mining (0.84 and 0.75 factors will be applied when mining transitional and fresh material respectively) Operations are carried out on a 24 hour per day, 7 days per week basis, using a 4 swing shift. The rainy season in the area runs from approximately May through October with July, August and September generally the wettest months. The geotechnical design rationale and methodology followed both deterministic and probabilistic approaches with both factor of safety (FoS) and probability of failure (PoF) values, respectively, satisfying the AngloGold Ashanti Acceptable Design Criteria most of the time provided pit slope dewatering is carried out successfully, and good blasting practices are followed. There are however localised areas where interaction with older pits, local bedding anomalies due to folding with associated structural uncertainty and local variability in the depth to fresh rock poses an elevated risk of instability. These are documented in

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 49 design check reports with hot spots targeted for further investigation and operational risk management. Pit accesses and waste dumps are adequately designed to allow flexibility in the mining plan for the LOM. Pit dewatering is done using groundwater pumping via vertical boreholes to enable mining below the piezometric surface. This strategy has been effective in some pits but not others. Horizontal drainage holes are also being investigated. Grade Control is done using RC drilling at a pattern of 12.5m x 6.25m and sampled at a 2m composite. The samples are assayed using leachwell assaying technique. Pit mapping information is also used in the modeling processing to generate mining perimeters. Open Pit Optimisations Data checks on block models received from the Mineral Resource (MRM) department are conducted. These include checks for missing cells, absent values, density checks, grade errors, and correctly assigned weathering profiles. All models received have waste blocks built into them. Optimisations of the mineable Mineral Resource models (Planning Models) are undertaken to determine the optimum pit in Whittle software. Economic information is applied in Whittle using the expressions. An approved geotechnical slope angle based on rock type is also assigned. The initial optimisation runs considered the Measured and Indicated Mineral Resource with Inferred Mineral Resource excluded. These were run with a gold price of $1,200/oz for Mineral Reserve. The second set of optimisations was conducted with the inclusion of Inferred Mineral Resource. These optimisations were used to quantify the Inferred portions of the deposits, determine the impact on the mine plan, and to provide direction to the MRM department for possible targets for drilling and Mineral Resource conversion. The pit selection however will consider lost opportunities of not including shell expansions with low cost per ounce which cannot support a future cut back due to minimum mining width, access, and pit slope integrity will be accessed. Pit design constraints As is standard practice informed by the Guinea Mining legislation, all pits are to be restricted to 100m from any village or infrastructure that is not associated with the mining operation. Local villages are a constraint to mining. Therefore, alternate blasting methods with increased supervision are deployed in pits close to villages. Local roads are also a constraint that has to be worked around by providing alternate accesses or controlled road crossings. Local farms are a manageable constraint with standard compensation arrangements. Space for waste dumps and stockpiles is often constrained by adjacent pits or potential exploration areas or distance. 13.1 Requirements for stripping, underground development and backfilling The geotechnical parameters have been applied based on geotechnical studies informed by assessments of drill holes drilled, specifically drilled for geotechnical purposes on the surrounding host rock. The stripping ratios averaged around 1.9 (Bidini 1.7, Kami 0.53, Saraya 4.1, and Foulata 8.5). Currently, the Siguiri Gold mine uses the open-pit mining method only. 13.2 Mine equipment, machinery and personnel SAG seeks to employ highly skilled employees for its various disciplines. With the internal “in reach” program implemented, a platform is created where both employer and employee work to ensure the employee engagement concept is alive. Priority is on employment is to fill positions with Guinean nationals where available. In the absence of a national skill, expatriate employees with special skills are brought in with the primary aim of training AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 50 nationals to the required level to take over within a given time frame, where a proper Individual Development Plan is in place for a better succession plan and skills transfer. Training programs both in-house and outside the mine are periodically organised by Siguiri Gold Mine to up the skills and equip employees with adequate skills and knowledge. HR procedures include an employee recognition process and an employee grievance mechanism. 2021 figures show that the workforce was made up of 44% contractors, overall local employees number 3,278 (96%), out of a total of 3,405 employer and contractor posts. The current fleet size is projected to increase at the end of 2021. The maintenance schedule allows for some annual planned component replacement (PCR) of the equipment each year. 13.3 Final mine outline Kami Main Pit final mine outline AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 51 Bidini Pit final mine outline AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 52 14 Processing and recovery methods The combination plant design used information generated from the test work reports, then plant process parameters, and mutual agreements between the design team and AngloGold Ashanti project team. The process route involved crushing, milling, gravity concentration, mill scats crushing, trash removal, hybrid CIL, desorption, carbon regeneration, bullion smelting, and residue disposal. The plant is currently treating approximately 12Mtpa of ore with 315 employees (2020 budget). The existing plant is made of the following: • 2 MMD sizers, • 3 Stage Hard ore Crushing Plant, • Scrubbing/Milling and Classification, • Ball Mill and Classification, • Gravity and ILR, • Trash Screening, • Hybrid CIL/Leach/CIP, • Desorption, • Tailings Disposal, and • Smelting. All ore types including fresh, hard oxide, pit transitional, transitional stockpile, marginal ore, spent heap, and oxide were used in the tests. Around sixty-nine (69) representative samples were used in Pre- Feasibility and Feasibility tests. Metallurgical test work completed in the Feasibility study are as follows: • Confirmation of optimum grind and residence time • Variability recovery test work, • Gravity Recoverable Gold tests, • Bulk flow test work, • Comminution test work, and • Reactivity Number test works to test the variability of the samples. Metallurgical test work was designed to determine the potential optimum project gold recovery by means of varying reagents with respect to the variability of the different ores and weathering type material. The test work program was developed to establish the following: • The gold recovery at different blend ratios using the hybrid leach conditions - Oxide @ 88% and Fresh @ 80.5%. • Reagent optimisation in order to achieve the maximum gold recovery for the blends. • Degree of the variability of the ore samples regarding characteristics and recovery. The AG plant is used to extract gold. The adopted metallurgical process is a well-tested technology that is suitable for the SAG ores.

AngloGold Ashanti Siguiri - 31 December 2021

Mass and Water Balance combination plant (1 hour)


ROM1
ROM1 Data
Ore, Wet 300
Sp. Gravity 2.7
%Moisture 12
Water at Feed 35.94
Dry solid 264
STOCKPILE TS3
MILL TS3 Data
Ore, Wet 1350
Sp. Gravity 2.7
%Moisture 10
Water at Feed 129
Dry solid 1221
xxx
xxxx
CYC UNDER Data
Circulating Load 250%
Tons 3712.5
% Solids 73.9
Soln (t/h) 1311
Total Tons 5024
Total Volume (M3/h) 2686
SG 2.70
RD 1.870
CYC OVER Data
Tons 1485
% Solids 42.5
Soln (t/h) 2009
Total Tons 3494
Total Volume (M3/h) 2559
SG 2.7
RD 1.37
WATER/REAGENTS
CIL Data
Tons 1485
% Solids 42
Soln (t/h) 2051
Total Tons 3536
Total Volume (M3/h) 3098
SG 2.7
RD 1.360
CIP Data
Tons 1485
% Solids 40
Soln (t/h) 2227.5
Total Tons 3713
Total Volume (M3/h) 3308
SG 2.7
RD 1.337
TAILLING Data
Tons 1485
% Solids 36.00
Soln (t/h) 2640
Total Tons 4125
Total Volume (M3/h) 3800
SG 2.7
RD 1.293
CIL TANKS 1-10
CIP TANKS 1-7
TAILING DAM
WATER/REAGENTS
SCREEN
KC
ILR
ELUTION
REGEN KILN CARBON
ELUTION PREGNANT SOLUTION TANK
ELECTROWINNING AND SMELTING
BULLION
MILL FEED Data
Ore, Wet t 1650
%Moisture 10
Water ratio 0.35
Water flow 472.5
Ore Moisture 165
Dry solid 1485
Density 1.83
% Solid
BALL MILL'S
MILL DISCH Data
Tons 5198
% Solids 75
Soln (t/h) 1732.5
Total Tons 6930
Total Volume (M3/h) 4357
SG 2.7
RD 1.895

30 March 2022 53

AngloGold Ashanti Siguiri - 31 December 2021

## 15 Infrastructure

The majority of the infrastructure required for mining and processing is already in place. However, the Life of Mine Plan includes expanding the existing infrastructure for tailings storage and haul road construction (including land compensation) to Block 3 Kounkoun. In addition, a standalone heap leach treatment at the Kounkoun deposit was considered during the desktop study.

### Combination Plant

The leach circuit was converted to a hybrid CIL circuit in mid-2018, and the new Ball Mill and 3 stage crushing plant capable of treating 50% hard ores was commissioned in Quarter 1 2019.

The Block 2 FS included providing the following key infrastructure areas:

- 50km haulage road from Block 2 to existing plant
- Administration area offices, change house, clinic, etc.
- HME area for essential maintenance of the mining fleet workshop, tool shop, wash bay, etc
- Explosive magazine area storage of explosives and accessories
- LME area for the maintenance and park up of the load and haul fleet workshop, tool shop, wash bay, etc.

The majority of the infrastructure required for mining and processing is already in place including the provision for HME hub at Block 2.

## 16 Market studies

The principal commodity produced at Siguiri Gold Mine is gold, which is freely traded at widely known prices so that prospects for the sale of any product are virtually assured.

### GOLD

The primary product sold from the mining and beneficiation of ore at our operations is gold doré. The accepted framework governing the sale or purchase of gold is conformance to the loco London standard.

Only gold that meets the LBMAs Good Delivery standard is acceptable in settlement of a loco London contract. In the loco London market, gold is traded directly between two parties without the involvement of exchange, and so the system relies on strict specifications for fine-ounce weight, purity, and physical appearance.
For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum:

- Weight: 350 fine troy ounces (min) 430 fine troy ounces (max)
- Purity / Fineness: Minimum fineness of 995.0 parts per thousand fine gold
- Appearance: Bars must be of good appearance not displaying any defects, irregularities such as cavities, holes, or blisters.

Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMAs Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards in order for its bars to be traded in the London market.

Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion.

SILVER
A by-product sold from the mining and beneficiation of ore from our operations is silver. The accepted framework governing the sale or purchase of silver is conformance to the loco London standard. Only silver that meets the LBMAs Good Delivery standard is acceptable in the settlement of a loco London contract. In the loco London market, silver is traded directly between two parties without the involvement of exchange, and so the system relies on strict specifications for fine-ounce weight, purity, and physical appearance.

30 March 2022 54

AngloGold Ashanti Siguiri - 31 December 2021

For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum:

- Weight: 900 troy ounces (min) 1 100 troy ounces (max)
- Purity / Fineness: Minimum fineness of 999.0 parts per thousand fine silver
- Appearance: Bars must be of good appearance not displaying any defects, irregularities such as cavities, holes or blisters.

Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMAs Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards in order for its bars to be traded in the London market.
Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion.

Where silver or other base metals are associated with AngloGold Ashanti's doré bars, credit is received from the refining companies however, this is not quantified as a by-product due to the low concentrations within the deposit.

Annually, the gold prices used for determining Mineral Resource and Mineral Reserve are determined by the Mineral Resource and Ore Reserve Committee (RRSC). Two different prices are used for determining Mineral Resource and Mineral Reserve. These prices are provided in local currencies and are calculated using the historic relationships between the USD gold price and the local currency gold price.

The Mineral Resource price reflects the company's upside view of the gold price and at the same time ensures that the Mineral Resource defined will meet the reasonable prospects for economic extraction requirement. Typically, the price is set closer to the spot than the Mineral Reserve price and is designed to highlight any Mineral Resource that is likely to be mined should the gold price move above its current range. A margin is maintained between the Mineral Resource and ruling spot price, and this implies that Mineral Resource is economic at current prices but that it does not contribute sufficient margin to be in the current plans.

The Mineral Reserve price provided is the base price used for mine planning. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The company uses a set of economic parameters to value its assets and Business plan, these economic parameters are set on a more regular basis and reflect the industry consensus for the next five years. These are generally higher than the Mineral Reserve price and enable more accurate short-term financial planning. Finally, the company uses a fixed price to evaluate its project and set its hurdle rate. This price and the hurdle rate are set by the board and changed when indicated due to significant changes in the price of gold.

The determination of the Mineral Resource and Mineral Reserve prices are not based on a fixed average, but rather an informed decision made by looking at the trends in the gold price. The gold prices and exchange rates determined are then presented to the RRSC for review, in the form of an economic assumptions proposal document once a year (generally the second quarter of the year). After review and approval by the committee, it is sent to the AGAs Executive Committee ("EXCO") for approval. The prices for copper, silver, and molybdenum are determined using the same process used for gold.

The Key Contractors are:

- Mota Engil Mining Contractor for drill and blast, loading and hauling activities.
- Cadex is currently contracted for the down hole supply of explosive products and associated technical services.
- Sacko Ingénierie et Construction is currently contracted for Block 2 to Block 1 Stockpile reclamation and long haulage.
- Orbit Garant is currently contracted for exploration and grade control drilling.
- SGS Laboratory Services is currently contracted for mineral analysis.
- Wärtsilä is currently contracted for the Siguiri Power Plant Operations and Maintenance (O&M).

The establishment of contracts are based on competitive tendering, and the most commercially and technically competitive tenderer, are selected and are further put through a due diligence process, in terms

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AngloGold Ashanti Siguiri - 31 December 2021

of compliance and the capability to provide the intended service or supply of intended goods.

It is also a normal practice in our contracting process to build the rise and fall formula into our contracts, where applicable, to ensure the variabilities due to commodity market price fluctuations, changes due to inflation, and exchange rate fluctuations are effectively captured, controlled, and fully mitigated during the implementation of the contracts.

It is also in our practice to conduct and undertake benchmarking exercises with other AngloGold Ashanti sister mine sites and other sites in Guinea prior to the finalisation of our major contracts.

A formal performance measurement against set objectives is also undertaken during the implementation and deployment of the contracts by the SAGs contract optimisation team, to ensure SAGs is continuously getting value from the contracts in terms of safety, production and cost.

All listed contracts are with unaffiliated third parties.

## 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups

### 17.1 Permitting

The Initial Environmental Impact Assessment (EIA) of 1997 and the EIA of 2002 (relating to the CIP expansion project) have been completed for the existing mining and processing operations. The mine closure and rehabilitation plan strategy are in place.

The Environmental and Social Health Impact Assessment (ESHIA) is carried for all new projects and environmental permits obtained from regulatory. Once the environmental study is validated this implies that all the processes have been accepted. An Environmental and Social Management Plan is included in the validated environmental report with timelines and all proposed mitigation measures for the identified impacts. A revised mine closure plan including rehabilitation is available on site and will be regularly reviewed to meet both AngloGold Ashanti and host country regulatory requirements.

The SAG combination plant FS disposal strategy of waste rock material is primarily in-pit disposal into existing, mined-out pits, thus significantly reducing the potential land take and associated impacts of creating waste rock material. The current oxide mining operations at Siguiri are a low-acid mine drainage risk based on current pit designs and the assessment of samples from within the pit locations.

### 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management

A waste management plan categorising the different types of waste and their management strategies is available on site. The environmental monitoring plan including water, air quality, and dust is available onsite and is reviewed on regular basis. There is a post-closure monitoring program included in the mine closure plan.

### 17.3 Socio-economic impacts

SAG complys with Guinean legislation, including international treaties and conventions to which Guinea is a signatory.

Socio-economic impacts (mitigation)

A range of programs are undertaken by SAG to support socio-economic impacts on the local communities, including:

- Human evacuation (SAG to compile and implement a Land Access Plan (LAP))
- Structural damages (Carrying out an independent structural survey and blasting assessment)
- Continued Employment (Employment Action Plan (EAP) implemented to maximize local employment and skills development opportunities)

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- Continued services to the community, continued revenue to the Republic of Guinea Conakry, Employment of locally based contractors and service providers, Influx of job seekers, Pressure on existing services, and Community Development Opportunities (EAP implemented to maximize the continued direct and indirect employment opportunities. EAP links with the Community Development Plan (CDP); supporting the development of alternative services)
- Land availability (Influx Management Plan (IMP) implemented to limit in-migration. Support the alternative livelihood strategies and skills development to provide alternate income sources and reduce dependency on land through the CDP)
- Natural resources and Farmland cropping and grazing (IMP implemented and support for infrastructure development through the CDP)
- Pressure on health (Implementation of an IMP, support for community health programs and infrastructure in the CDP, and implementation of a Health Impact Assessment (HIA))
- Loss of social networks, traditions, and cultural identity (Stakeholder Engagement Plan (SEP) updated and implemented to ensure communities are aware of all project changes, reduce uncertainty amongst communities, and allow participation in project decision-making)
- Destruction of cultural and religious resources (develop and implement a chance find procedure)
- Human and animal safety (Implementation of a Health and Safety Plan (HSP)
- Blasting (blasting mitigation plan)
- Vehicle and equipment noise, noise from construction camp (noise mitigation plan)
- Creation of dust (air quality mitigation plan).

## 17.4 Mine closure and reclamation

In addition to the existence of a mine closure plan, the liability estimates report is reviewed on a quarterly basis to capture all development and associated disturbances.

## 17.5 Qualified Person's opinion on adequacy of current plans

The QP's opinion is that the current plans to address any issues related to environmental compliance, permitting, and local individuals or groups are adequate.

## 17.6 Commitments to ensure local procurement and hiring

Siguiri Gold Mine has emphasised local procurement and has developed a strategy to ensure that SAG complies with the requirement. In order to ensure that this requirement is progressed, a formal process was established to allow the prospective suppliers and contractors to express their interests in the supply and provision of services to SAG. SAG conduct technical assessments of these prospective suppliers and contractors in Conakry and environ, this is to ensure that these suppliers and contractors are fully vetted to ascertain their competency and an in addition, to advise them of any shortfall and the areas which need improvement, to be able to get to SAGs standard.

To further emphasise the focus SAG is currently giving to Local Procurement, a dedicated Local Procurement Specialist (within the Supply Chain department) was employed by SAG in April 2021, to drive and implement the strategies in terms of local suppliers and contractors identification and development.

Approximately 63% of goods and services are also locally procured from locally registered entities to date.

However, there is still room for improvement, and SAG is very focused on ensuring that a higher percentage of procurement is done with locally registered companies where possible.

Initiatives identified include:

- Upskilling the training facility with qualified teachers
- Electric motor rewinding workshop
- Boilermaker training
- Investigate other technical repairs
- Training on SAG Expectations from Suppliers (Code of Ethics and Conduct)
- Create supply Supply Opportunities for local contractors
- Enterprise Development and Community Initiatives
- Training and improving SAG Procurement Processes

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In all instances, the emphasis would be to ensure that training is certified.

## 18 Capital and operating costs

### 18.1 Capital and operating costs

The gold price used to determine limiting shell for the Mineral Reserve and cut-off grade calculation was $1,200/oz.

- Gold price: $1,650/oz flat for Business Plan and $1,200/oz for Mineral Reserve definition,
- Royalty: 5.4%,
- $0.1 Selling cost (WGC),
- Met Recovery: 80% Fresh, 80% Transition and 88% Oxides,
- Processing: $12.39/t average of all material type,
- G&A: $6.93t processed,
- SIB $2.28/t processed, and
- Mine Closure cost $0.25t processed.

Escalations for key commodities (Reagents, fuel, Engineering and Metallurgical stores, etc.), Mining contractors and general services, have been applied as per AngloGold Ashanti group procurement assumptions

USD CPI, exchange rates assumptions of our major transactional currencies (ZAR; EUR; GBP, AUD, CAD, GNF, XOF, GHS) as communicated by the AngloGold Ashanti Treasury department have been used.

- Labour costs: based on organisational structure and resources required to deliver on the Tonnes and Ounces
- Mining Contractor costs: based on year 4 rate of MOTA contract with Siguiri plus escalation factor assumption from AGA Group Procurement
- Reagent costs: based on the estimated rates of reagents mix to be used per ore type to recover the gold + escalation factor assumption from AngloGold Ashanti Group Procurement
- Fuel (HFO + LFO) costs: based on $65/barrel assumption and our fuel pricing model
- Drilling contractor costs: based on contractual rates with Drilling contractors + escalation factor assumption from AGAG Group Procurement
- Engineering and Metallurgical stores costs: based on plant maintenance requirements, various contractual prices/cost from major suppliers + escalation factor assumptions from AGA Group Procurement.
- CAPEX estimates were based on the asset maintenance requirements and feasibility study capital for new Block 3 ore body plus exploration capital to convert Mineral Resource into economical Mineral Reserve.

The QP estimates the overall business plan inputs and models are 90 to 95% accurate.

### 18.2 Risk assessment

Performance of the combination plant to achieve the required mill throughput and recovery are seen as a risk until the plant stabilises. There are several action plans in progress to address this including installation of new screens in the crushing plant, installation of an advanced control system on Mill 2 with Mintek Millstar™, Mill 1 circuit grind, and cyclones optimisation and gravity circuit optimisation. Confidence in Mineral Resource models, including reviewing modelling methodology for more consistency (wireframe construction, hard vs soft boundary kriging) is in progress.

SAG has been in continual operation for approximately 24 years, with three years of combination plant operation.

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## 19 Economic analyses

### 19.1 Key assumptions, parameters and methods

The economic analysis of the life of mine uses a 13% discount rate in real terms. No inflation of costs or revenues has been included in the economic analysis. The cut-off grade is based on a gold price of $1,200oz, with current spot gold prices are ~46% above this price.

- Gold price: $1,200 flat
- Royalty: 3.4% - 3% royalty and 0.4% community levy
- Selling Cost $5.5/oz sold
- Income tax: 30%, 5 year tax holiday ending in 2025, but accelerated depreciation incorporated
- Met Recovery: 88% Oxides, 80.5% Transtilonal and Fresh Full grade Ore
- Open-pit mining cost: $5.73/t mined
- Processing: $12.39/t processed
- G and A: $7.03/t processed
- LOM Capital: $105.6M including SIBC, Studies and exploration

### 19.2 Results of economic analysis

Siguiri mine is cash flow positive over the LOM.

All OPEX and CAPEX will be funded from cash generated by the mine.

It is assumed that all outstanding receivables from the Government of Guinea will be recovered before the end of LOM.

Siguiri Gold Mine has been in continual operation for approximately 24 years, with three years of Combination plant.

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## Cash flow Forecast (Mineral Reserve in the Business Plan)

| Item | Unit | Total LOM | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 | 2033 | 2034 | 2035 | 2036 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Production** | | | | | | | | | | | | | | | | | |
| Gold | Oz ('000) | 1,008.3 | 314.8 | 308.0 | 291.0 | 94.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Silver | Oz ('000) | 48.2 | 15.0 | 14.7 | 13.9 | 4.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Copper | lb ('000) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Revenue** | | | | | | | | | | | | | | | | | |
| By product (+/-) | USD M | 0.9 | 0.3 | 0.3 | 0.3 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Gross Revenue** | **USD M** | **1,215.6** | **377.4** | **370.5** | **350.2** | **117.4** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |
| Royalties | USD M | 41 | 12.8 | 12.6 | 11.9 | 4.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Operating Costs** | | | | | | | | | | | | | | | | | |
| Mining Cost | USD M | 296 | 112.9 | 104.9 | 74.1 | 4.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Processing Cost | USD M | 475 | 140.7 | 140.6 | 141.4 | 52.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| General & Admin | USD M | 248 | 76.2 | 75.8 | 76.7 | 19.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other Operating Costs | USD M | 2 | 0.4 | 0.5 | 0.5 | 0.4 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Total Operating Cost** | USD M | 1,021 | 329.8 | 321.3 | 292.2 | 75.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sustaining Capital | USD M | 49 | 21.7 | 18.3 | 8.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Non-GAAP Metrics & Cash Flow** | | | | | | | | | | | | | | | | | |
| **Total AISC** | USD M | **1,070** | **351.5** | **339.6** | **300.9** | **75.3** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |
| **Total AISC** | USD/oz[1] | **1,061** | 1,116 | 1,109 | 1,034 | 796 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Capital (non Sust.) | USD M | 5 | 1.7 | 1.6 | 1.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Total AIC** | USD M | 1,072 | **353.1** | **341.2** | **302.2** | **75.3** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |
| **Total AIC** | USD/oz[1] | **1,063** | 1,122 | 1,108 | 1,036 | 798 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Closure Costs | USD M | 58 | 1.4 | 0.4 | 0.4 | 52.5 | 0.5 | 2.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Tax | USD M | -6 | 0.0 | 0.0 | 0.0 | -6.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Free Cash Flow** | **USD M** | **50** | **10.0** | **16.3** | **35.7** | **-8.3** | **-0.5** | **-2.7** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |

| Item | 2037 | 2038 | 2039 | 2040 | 2041 | 2042 | 2043 | 2044 | 2045 | 2046 | 2047 | 2048 | 2049 | 2050 | 2051 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Production** | | | | | | | | | | | | | | | |
| Gold | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| Silver | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | | | | | | | | | |
| Copper | 0.0 | 0.0 | | | | | | | | | | | | | |
| **Revenue** | | | | | | | | | | | | | | | |
| By product (+/-) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| **Gross Revenue** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0** |
| Royalties | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| **Operating Costs** | | | | | | | | | | | | | | | |
| Mining Cost | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| Processing Cost | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| General & Admin | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| Other Operating Costs | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| **Total Operating Cost** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| Sustaining Capital | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| **Non-GAAP Metrics & Cash Flow** | | | | | | | | | | | | | | | |
| **Total AISC** (USD M) | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0** |
| **Total AISC** (USD/oz[1]) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Other Capital (non Sust.) | 0.0 | 0.0 | 0.0 | 0.0 | | | | | | | | | | | |
| **Total AIC** (USD M) | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0** |
| **Total AIC** (USD/oz[1]) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Closure Costs | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | | | | | | | | | |
| Tax | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 |
| **Free Cash Flow** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0** |

[1] Ounces of Gold

| Key metrics | | |
|---|---|---|
| $NPV_0$ | USD M | 50.4 |
| $NPV_5$ | USD M | 47.0 |
| $NPV_{10}$ | USD M | 43.9 |
| $NPV_{15}$ | USD M | 41.1 |
| Cash Flow Margin | % | 13% |
| IRR (for Projects only) | % | - |

Comments:

- By Products reported as Revenue and/or cost ⇒ Credit and/or Loss
- Closure costs - specify only on material 'yet to be mined'
- No sunk capital
- Once cash flow turns negative, and does not return positive with ounce addition, needs to be truncated
- Currencies: USD, AUD
- State main financial assumptions: Exchange rate, commodity price, fuel price, etc.

Exchange rate - GNF: US$ 10,331:1 (2022)

Gold Price @$1,200/oz

Fuel Price - $70/bbl (2022)

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## 19.3 Sensitivity analysis

Sensitivity to change in Gold price, Grade Processed, Operating Cost and Capital Cost.

Sensitivity Analysis for key value drivers (numbers as after-tax NPV0, in USD M)


Sensitivities on Key value drivers (+/- 20%)
NPV0 after-tax (USD M)
400.0
300.0
200.0
100.0
0.0
-100.0
-200.0
-300.0
50.4
-20%
Base Case (0%)
+20%
Gold Price
Grade Processed
Operating Costs
Capital Costs

## 20 Adjacent properties

There are some junior competitors, including:

- Endeavor, located between Block 1 and Block 3.
- GGE is located to the south of Block 3, processing around 15t oxide/day.
- COMANA Mining.
- ALAMAKO Mining between Block 1 and Block 2 reported some Mineral Resource.

Around Block 4 there are many projects, e.g.:

- Polymetals Resources tests Siguiri-style oxide gold potential across Alahine license;
- Doko Mining.

Others companies are developing or advancing projects within trucking distance (~35km) from the SAG Processing Plant:

- Golden Rim's Kada.

Joint Ventures are encouraged with close tenements.

The Kada Gold Project (Golden Rim) is located in the central Siguiri Basin and lies 36km along strike from (to the south of) SAG. Indications are that Golden Rim are set to double the non-JORC oxide Mineral Resource outlined by Newmont in 2012 (~1Moz @ 1g/t).

Polymetals Resources Ltd tests Siguiri-style oxide gold potential across Alahine license in Guinea. The

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company continues to investigate new business development opportunities within the Siguiri Basin as well as advanced mining opportunities in Australia in a bid to diversify its asset base.

## 21 Other relevant data and information

### 21.1 Inclusive Mineral Resource

The Siguiri Inclusive Mineral Resource is reported considering mining, processing and operational costs within economic pit shells, based on a gold price of $1,500/oz.

Inclusive gold Mineral Resource

| Siguiri | | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|---|
| as at 31 December 2021 | Category | million | g/t | tonnes | Moz |
| Bidini (sulphide) | Measured | - | - | - | - |
| | Indicated | 7.39 | 1.68 | 12.41 | 0.40 |
| | Measured & Indicated | 7.39 | 1.68 | 12.41 | 0.40 |
| | Inferred | 1.96 | 1.83 | 3.60 | 0.12 |
| Bidini (oxide) | Measured | - | - | - | - |
| | Indicated | 2.20 | 1.42 | 3.12 | 0.10 |
| | Measured & Indicated | 2.20 | 1.42 | 3.12 | 0.10 |
| | Inferred | 4.40 | 1.31 | 5.78 | 0.19 |
| Bidini (transitional) | Measured | - | - | - | - |
| | Indicated | 2.65 | 1.61 | 4.27 | 0.14 |
| | Measured & Indicated | 2.65 | 1.61 | 4.27 | 0.14 |
| | Inferred | 0.97 | 2.07 | 2.01 | 0.06 |
| Eureka East | Measured | - | - | - | - |
| | Indicated | 0.38 | 1.29 | 0.49 | 0.02 |
| | Measured & Indicated | 0.38 | 1.29 | 0.49 | 0.02 |
| | Inferred | 0.12 | 1.25 | 0.15 | 0.00 |
| Eureka North | Measured | - | - | - | - |
| | Indicated | 0.06 | 0.98 | 0.06 | 0.00 |
| | Measured & Indicated | 0.06 | 0.98 | 0.06 | 0.00 |
| | Inferred | 0.04 | 1.00 | 0.04 | 0.00 |
| Foulata | Measured | - | - | - | - |
| | Indicated | 0.82 | 2.24 | 1.84 | 0.06 |
| | Measured & Indicated | 0.82 | 2.24 | 1.84 | 0.06 |
| | Inferred | 0.13 | 2.90 | 0.38 | 0.01 |
| Kalamagna | Measured | - | - | - | - |
| | Indicated | 2.08 | 0.93 | 1.92 | 0.06 |
| | Measured & Indicated | 2.08 | 0.93 | 1.92 | 0.06 |
| | Inferred | 0.38 | 0.91 | 0.35 | 0.01 |
| Kami (sulphide) | Measured | - | - | - | - |
| | Indicated | 23.47 | 1.15 | 26.90 | 0.86 |
| | Measured & Indicated | 23.47 | 1.15 | 26.90 | 0.86 |
| | Inferred | 7.86 | 1.15 | 9.07 | 0.29 |
| Kami (oxide) | Measured | - | - | - | - |
| | Indicated | 9.88 | 0.86 | 8.53 | 0.27 |
| | Measured & Indicated | 9.88 | 0.86 | 8.53 | 0.27 |
| | Inferred | 4.88 | 0.90 | 4.37 | 0.14 |
| Kami (transitional) | Measured | - | - | - | - |
| | Indicated | 1.89 | 1.04 | 1.96 | 0.06 |
| | Measured & Indicated | 1.89 | 1.04 | 1.96 | 0.06 |
| | Inferred | 0.82 | 1.17 | 0.96 | 0.03 |
| Kosise | Measured | - | - | - | - |
| | Indicated | 2.02 | 0.88 | 1.78 | 0.06 |
| | Measured & Indicated | 2.02 | 0.88 | 1.78 | 0.06 |
| | Inferred | 1.70 | 0.83 | 1.41 | 0.05 |
| Kounkoun | Measured | - | - | - | - |

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| | | | | | |
|---|---|---|---|---|---|
| | Indicated | - | - | - | - |
| | Measured & Indicated | - | - | - | - |
| | Inferred | 9.22 | 1.36 | 12.51 | 0.40 |
| Kozan North | Measured | - | - | - | - |
| | Indicated | 1.22 | 0.82 | 0.99 | 0.03 |
| | Measured & Indicated | 1.22 | 0.82 | 0.99 | 0.03 |
| | Inferred | 0.45 | 0.84 | 0.38 | 0.01 |
| Kozan South | Measured | - | - | - | - |
| | Indicated | 1.71 | 0.73 | 1.26 | 0.04 |
| | Measured & Indicated | 1.71 | 0.73 | 1.26 | 0.04 |
| | Inferred | 0.00 | 0.69 | 0.00 | 0.00 |
| Seguelen (oxide) | Measured | - | - | - | - |
| | Indicated | 5.93 | 0.86 | 5.11 | 0.16 |
| | Measured & Indicated | 5.93 | 0.86 | 5.11 | 0.16 |
| | Inferred | 1.72 | 0.83 | 1.43 | 0.05 |
| Seguelen (sulphide) | Measured | - | - | - | - |
| | Indicated | 1.65 | 1.24 | 2.04 | 0.07 |
| | Measured & Indicated | 1.65 | 1.24 | 2.04 | 0.07 |
| | Inferred | 1.23 | 1.23 | 1.51 | 0.05 |
| Seguelen (transitional) | Measured | - | - | - | - |
| | Indicated | 0.70 | 1.01 | 0.71 | 0.02 |
| | Measured & Indicated | 0.70 | 1.01 | 0.71 | 0.02 |
| | Inferred | 0.33 | 1.08 | 0.36 | 0.01 |
| Saraya (sulphide) | Measured | - | - | - | - |
| | Indicated | 1.83 | 2.40 | 4.39 | 0.14 |
| | Measured & Indicated | 1.83 | 2.40 | 4.39 | 0.14 |
| | Inferred | 0.50 | 3.00 | 1.50 | 0.05 |
| Saraya (oxide) | Measured | - | - | - | - |
| | Indicated | 1.31 | 1.62 | 2.13 | 0.07 |
| | Measured & Indicated | 1.31 | 1.62 | 2.13 | 0.07 |
| | Inferred | 0.43 | 2.04 | 0.88 | 0.03 |
| Saraya (transitional) | Measured | - | - | - | - |
| | Indicated | 0.16 | 2.30 | 0.37 | 0.01 |
| | Measured & Indicated | 0.16 | 2.30 | 0.37 | 0.01 |
| | Inferred | 0.09 | 2.15 | 0.19 | 0.01 |
| Sintroko South | Measured | - | - | - | - |
| | Indicated | 2.14 | 1.31 | 2.80 | 0.09 |
| | Measured & Indicated | 2.14 | 1.31 | 2.80 | 0.09 |
| | Inferred | 0.29 | 1.94 | 0.57 | 0.02 |
| Silakoro | Measured | - | - | - | - |
| | Indicated | 1.34 | 1.65 | 2.22 | 0.07 |
| | Measured & Indicated | 1.34 | 1.65 | 2.22 | 0.07 |
| | Inferred | 0.20 | 2.06 | 0.41 | 0.01 |
| Sokunu | Measured | - | - | - | - |
| | Indicated | 2.74 | 0.96 | 2.63 | 0.08 |
| | Measured & Indicated | 2.74 | 0.96 | 2.63 | 0.08 |
| | Inferred | 3.29 | 1.00 | 3.29 | 0.11 |
| Soloni | Measured | - | - | - | - |
| | Indicated | 2.49 | 0.69 | 1.71 | 0.06 |
| | Measured & Indicated | 2.49 | 0.69 | 1.71 | 0.06 |
| | Inferred | 2.81 | 0.92 | 2.59 | 0.08 |
| Sorofe (sulphide) | Measured | - | - | - | - |
| | Indicated | 1.57 | 1.55 | 2.45 | 0.08 |
| | Measured & Indicated | 1.57 | 1.55 | 2.45 | 0.08 |
| | Inferred | 3.00 | 1.98 | 5.94 | 0.19 |
| Sorofe (oxide) | Measured | - | - | - | - |

30 March 2022 63

AngloGold Ashanti Siguiri - 31 December 2021

| | | | | | |
|---|---|---|---|---|---|
| | Indicated | 4.45 | 1.29 | 5.74 | 0.18 |
| | Measured & Indicated | 4.45 | 1.29 | 5.74 | 0.18 |
| | Inferred | 0.89 | 1.57 | 1.39 | 0.04 |
| Sorofe (transitional) | Measured | - | - | - | - |
| | Indicated | 1.44 | 1.89 | 2.73 | 0.09 |
| | Measured & Indicated | 1.44 | 1.89 | 2.73 | 0.09 |
| | Inferred | 1.31 | 1.69 | 2.22 | 0.07 |
| Stockpile (full grade ore) | Measured | 5.26 | 0.91 | 4.76 | 0.15 |
| | Indicated | - | - | - | - |
| | Measured & Indicated | 5.26 | 0.91 | 4.76 | 0.15 |
| | Inferred | - | - | - | - |
| Stockpile (marginal ore) | Measured | 12.65 | 0.52 | 6.59 | 0.21 |
| | Indicated | - | - | - | - |
| | Measured & Indicated | 12.65 | 0.52 | 6.59 | 0.21 |
| | Inferred | - | - | - | - |
| Stockpile (spent heap leach) | Measured | - | - | - | - |
| | Indicated | 30.69 | 0.54 | 16.63 | 0.53 |
| | Measured & Indicated | 30.69 | 0.54 | 16.63 | 0.53 |
| | Inferred | 11.89 | 0.57 | 6.76 | 0.22 |
| Total | Measured | 17.91 | 0.63 | 11.36 | 0.37 |
| | Indicated | 114.22 | 1.03 | 117.18 | 3.77 |
| | Measured & Indicated | 132.13 | 0.97 | 128.53 | 4.13 |
| | Inferred | 60.91 | 1.15 | 70.06 | 2.25 |

## 21.2 Inclusive Mineral Resource by-products

Siguiri does not have any by-products that it estimates or quotes.

## 21.3 Mineral Reserve by-products

Siguiri does not have any by-products that it estimates or quotes.

## 21.4 Inferred Mineral Resource in annual Mineral Reserve design

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 4% of the Mineral Reserve plan of three years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Inferred Mineral Resource in annual Mineral Reserve design

| Siguiri | Tonnes | Grade | Contained gold | |
|---|---|---|---|---|
| as at 31 December 2021 | million | g/t | tonnes | Moz |
| Bidini (sulphide) | 0.45 | 1.17 | 0.53 | 0.02 |
| Bidini (oxide) | 0.24 | 0.93 | 0.22 | 0.01 |
| Bidini (transitional) | 0.22 | 1.14 | 0.25 | 0.01 |
| Foulata | 0.02 | 1.98 | 0.03 | 0.00 |
| Kami (sulphide) | 0.28 | 1.00 | 0.28 | 0.01 |
| Kami (oxide) | 0.02 | 0.61 | 0.01 | 0.00 |
| Kami (transitional) | 0.09 | 0.78 | 0.07 | 0.00 |
| Saraya (sulphide) | 0.14 | 2.52 | 0.36 | 0.01 |
| Saraya (oxide) | 0.08 | 2.18 | 0.18 | 0.01 |
| Saraya (transitional) | 0.00 | 1.49 | 0.00 | 0.00 |
| Total | 1.54 | 1.26 | 1.94 | 0.06 |

30 March 2022

64

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 65 21.5 Additional relevant information Tracking of the conversion of Inferred to Indicated Mineral Resource between years Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 899,801 1.12 1,008,771 899,801 1.12 1,008,771 489,838 0.82 401,282 482,080 0.81 390,286 Resulting Indicated Mineral Resource(year +1) 0 0 0 409,963 1.48 607,489 7,758 1.42 10,996 Conversion between years (%) 0% 0% 0% 45.6% 132.2% 60.2% 1.6% 173.0% 2.7% Cumulative conversion (%) 0% 0% 0% 45.6% 132.2% 60.2% 46.4% 258.6% 61.3% Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 224,537 1.30 291,055 161,399 1.44 231,767 136,411 1.12 152,957 132,931 1.11 147,756 Resulting Indicated Mineral Resource(year +1) 63,138 0.94 59,288 24,989 3.15 78,809 3,480 1.49 5,201 Conversion between years (%) 28.1% 72.4% 20.4% 15.5% 219.6% 34.0% 2.6% 133.3% 3.4% Cumulative conversion (%) 28.1% 72.4% 20.4% 39.2% 315.7% 47.4% 40.8% 431.1% 49.2% Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 344,627 0.85 293,631 344,627 0.85 293,631 326,793 0.84 272,969 29,583 1.33 39,289 Resulting Indicated Mineral Resource(year +1) 0.0 0.0 0.0 17,834 1.16 20,662 297,210 0.79 233,680 Conversion between years (%) 0.0% 0.0% 0.0% 5.2% 136.0% 7.0% 90.9% 94.1% 85.6% Cumulative conversion (%) 0.0% 0.0% 0.0% 5.2% 136.0% 7.0% 91.4% 228.3% 86.6% 2021 2019 2020 2021 2022 Bidini 2022 Tubani/Sorofe 2022 Kami 2019 2020 2021 2019 2020 Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 899,801 1.12 1,008,771 899,801 1.12 1,008,771 489,838 0.82 401,282 482,080 0.81 390,286 Resulting Indicated Mineral Resource(year +1) 0 0 0 409,963 1.48 607,489 7,758 1.42 10,996 Conversion between years (%) 0% 0% 0% 45.6% 132.2% 60.2% 1.6% 173.0% 2.7% Cumulative conversion (%) 0% 0% 0% 45.6% 132.2% 60.2% 46.4% 258.6% 61.3% Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 224,537 1.30 291,055 161,399 1.44 231,767 136,411 1.12 152,957 132,931 1.11 147,756 Resulting Indicated Mineral Resource(year +1) 63,138 0.94 59,288 24,989 3.15 78,809 3,480 1.49 5,201 Conversion between years (%) 28.1% 72.4% 20.4% 15.5% 219.6% 34.0% 2.6% 133.3% 3.4% Cumulative conversion (%) 28.1% 72.4% 20.4% 39.2% 315.7% 47.4% 40.8% 431.1% 49.2% Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Tonnes(t) Grade(g/t) Gold(g) Starting Inferred Mineral Resource 344,627 0.85 293,631 344,627 0.85 293,631 326,793 0.84 272,969 29,583 1.33 39,289 Resulting Indicated Mineral Resource(year +1) 0.0 0.0 0.0 17,834 1.16 20,662 297,210 0.79 233,680 Conversion between years (%) 0.0% 0.0% 0.0% 5.2% 136.0% 7.0% 90.9% 94.1% 85.6% Cumulative conversion (%) 0.0% 0.0% 0.0% 5.2% 136.0% 7.0% 91.4% 228.3% 86.6% 2021 2019 2020 2021 2022 Bidini 2022 Tubani/Sorofe 2022 Kami 2019 2020 2021 2019 2020 l ) (t) r ( /t) l (g) Tonnes(t) rade(g/t) Gold(g) 204 75 2 50 511 523 200 559 2 50 5 0, 89 198,766 2.49 95,639 0.0 0.0 0. 4,193 2.56 10,734 1 79 2 87 5,150 0.0 0.0 0. 2.0% 102.5% 2.1% 0.9 115% 1.0 0.0 0.0% 0.0 2.0% 102.5% 2.1% 2.9 217 5 3.1 2.9 17.5 3.1 l ) (t) r ( /t) l (g) Tonnes(t) rade(g/t) Gold(g) 1,180 155 2 29 2,6 8 6 1 1, 22 558 2 23 2,500,870 1, 22,558 2.23 2,500,870 956,328 2.26 2,161,668 57 597 3 43 197 7 1 0.00 0 00 0.00 166,23 2.04 339,202 4.9% 150.2 7.3% 0.0% 0% 0.0% 14.8% 91.6% 13.6% 4.9% 150.2 7.3% 4 9 150 2 .3 19.0% 239.4% 19.9% 2022 Foulata Saraya 2022 AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 66 Reconciling Mined Inferred Mineral Resource to Grade Control No additional information or explanation is necessary to make this Technical Report understandable and not misleading. 21.6 Certificate of Qualified Person(s) Adama Sissoko certificate of qualification As the author of the report entitled Siguiri, I hereby state: • My name is Adama Sissoko. I am the Qualified Person for the Mineral Resource. • Senior Mineral Resource Manager • MAusIMM 224835 (Member of the Australasian Institute of Mining and Metallurgy). BSc Hons (Geology),GDE (Mining Engineering) • Years relevant experience of 28 years. • I am a Qualified Person as defined in the SEC S-K 1300 Rule • I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading. • I declare that this Report appropriately reflects my view. • I am not independent of AngloGold Ashanti Ltd AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 67 • I have read and understood the SEC S-K 1300 Rule for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. • I am an Employee in respect of AngloGold Ashanti Ltd in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Resource. • At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading. Desiderius Kamugisha certificate of qualifiaction As the author of the report entitled Siguiri, I hereby state: • My name is Desiderius Kamugisha. I am the Qualified Person for the Mineral Reserve. • Chief Mining Engineer • MAusIMM 227181 (Member of the Australasian Institute of Mining and Metallurgy). BSc (Mining Engineering) • Years relevant experience of 20 years. • I am a Qualified Person as defined in the SEC S-K 1300 Rule. • I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading. • I declare that this Report appropriately reflects my view. • I am not independent of AngloGold Ashanti Ltd • I have read and understand the SEC S-K 1300 Rule for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. • I am an Employee in respect of AngloGold Ashanti Ltd in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Reserve. • At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading. 22 Interpretation and conclusions Mining and Mineral Reserve The open pit mining operations at SAG consists of multiple open pits. The open pits are being operated by a mining contractor and a down-the-hole blasting service is provided by an appropriate blasting contractor. Opportunities exist with the Inferred Mineral Resource within the current pits that can be upgraded and converted to Mineral Reserve with drilling. The current Mineral Reserve for SAG supports a total mine life of 5 years at near full mill capacity, 7 years of open pit operations. LOM gold production averages approximately 304koz per year during open pit mining operations and approximately 171koz per year during full treatment of marginal ore stockpiles and spent heap leach. The QP is not aware of any environmental, legal, title, socioeconomic, marketing, mining, infrastructure, permitting, fiscal, or other relevant factors, that could materially affect the Mineral Reserve estimate. Processing The commissioning of Siguiri combination plant to allow for the treatment of hard and soft ore brought in its wake a decrease in throughput and a significant reduction in recovery. These culminated in extensive work to understand and address these issues. Work carried out has included but not limited to grind size assessment, gravity circuit evaluation, leach feed and residue gold comportment, leaching kinetics, laboratory proxy test works and entrenching operational practices and procedures. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 68 Ore hardness which has a direct impact on throughput and consequently the grind is being managed on an ongoing basis via blending. Some key throughput improvement projects undertaken are: • Upgrading scats treatment circuit, • Commissioning of a scrubber bypass to allow direct feeding to the ball mill in situations where Scrubber power draw are exceeded during the processing of hard ore types, • Fabrication and installation of smaller bore pipelines and adequately sized mill discharge pump on the old milling circuit to prevent settlement in pipelines, • Installation of additional trash screen to cope with high slurry flowrates and attendant viscosity issues, which previously caused circuit upsets and production losses, • Conversion of inadequately sized inter-tank screens to high throughput versions, • Installation of 4th stage pumps on the tailings stream to prevent spillages and overflows (with attendant production losses), • Installation of a MillStarTM Advanced Control system to optimise the high throughput. • Correlations have been found between recovery and product grind, gravity circuit performance, ore preg-robbing characteristics and passivation of gold by other ore constituents. De-risking factors adopted to improve recovery are: • Gravity circuit optimisation, • Ore blending to keep deleterious elements below threshold levels, • Conversion of additional three leach tanks to CIL tanks to minimise gold preg-robbing and offset recovery loss, • Carbon management activities, • Increasing carbon regeneration kiln capacity to reactivate a larger percentage of carbon, • Reagent optimisation, • Operating discipline and procedures to effect optimal operations. The QP considers the modelled recoveries for all ore sources and process plant combined process and engineering unit costs used within the Mineral Resource and Mineral Reserve process to be acceptable. Environment and Social SAG has a maturing environmental and social management plan and an accredited ISO14001:2015 Environmental Management System (EMS) in place which addresses current operational needs and can readily be adapted to meet future activities. Mine closure costs are reviewed and revised annually in line with good international industry practice. Stakeholder engagement is ongoing, and all senior management are involved in regular meetings with the community. SAG continues to invest in community development initiatives. The QP considers the extent of all environmental liabilities to which the property is subject to have been appropriately met. Infrastructure Siguiri Gold Mine is a mature operation that has all the necessary support infrastructure already in place. 23 Recommendations The QP’s make the following recommendations: • Review all geological Mineral Resource models for total Carbon (TC) data and determine a correlation between TC and total organic carbon (TOC), drill new holes and examine old holes if required to ensure reliable plant recoveries.

AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 69 • Review of current alliance mining contract (ending June 2022) vs rate base contract and owner mining to determine the best option of SAG. • Review plant throughput and hard soft blend capability. 24 References 24.1 References • Internal Document, AngloGold Ashanti. (2021). SAG BP2: Metallurgical Plan (SAG 2021 COOKBOOK Rev01_Aug21.docx) • Internal Document, AngloGold Ashanti. (2020?). BP21 Strategy Guidance TDG (Africa) (BP21 Strategy Guidance TDG (Africa) v5.docx) • Internal Document, AngloGold Ashanti. (2021). Mineral resource Model handover notes \\afgnsisrv02\BUP\BP 2022\03.MRM Inputs • Internal Document, AngloGold Ashanti. (2021). GUIDE2021_Mineral Resource and Ore Reserve Guidelines 2021 Final • Internal Document, AngloGold Ashanti. (2018?). Siguiri Combination Plant Project Feasibility Phase. Project Feasibility Study Report • Internal Document, AngloGold Ashanti. (2015). Note for Record Siguiri Combination Plant SIB Portion by Brett Harris Snr Manager: Project Services CAR 5 November 2015 • Internal Document, AngloGold Ashanti. (2018?). SIG-RL Project Feasibility Study Report. • SRK Consulting (2001). Société Ashanti Goldfields de Guinée. Siguiri Gold Mine – Kosise Pit: Revised • Groundwater Model. Report 267915/2. January 2001. Prepared by Maclear, LGA and van Hooydonck, JJ. Port Elizabeth, South Africa. 24.2 Mining terms All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked. By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid. Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold. Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold. Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”). Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described. Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio. Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production. Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations. Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 70 Diorite: An igneous rock formed by the solidification of molten material (magma). Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity. Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions. Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars. Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning. Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability. Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed. Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource. Feasibility Study (FS): A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Prefeasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase. Gold Produced: Refined gold in a saleable form derived from the mining process. Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material or Percentage copper (%Cu) for copper bearing material. Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite. Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve. Initial assessment (also known as concept study, scoping study and conceptual study): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 71 Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation. Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan. Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products). Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore. Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”). Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling. Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust. Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number. Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project. Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams. Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses). Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state. Preliminary Feasibility Study (Prefeasibility Study or PFS): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. AngloGold Ashanti Siguiri - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 72 Production stage property: A production stage property is a property with material extraction of Mineral Reserve. Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations. Project capital expenditure: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset. Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. Qualified Person: A Qualified Person is an individual who is (1) A mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Section 229.1300 of Regulation S-K 1300 details further recognised professional organisations and also relevant experience. Quartz: A hard mineral consisting of silica dioxide found widely in all rocks. Recovered grade: The recovered mineral content per unit of ore treated. Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein. Refining: The final purification process of a metal or mineral. Regulation S-K 1300: On 31 October 2018, the United States Securities and Exchange Commission adopted the amendment Subpart 1300 (17 CFR 229.1300) of Regulation S-K along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021 and will continue to do so going forward. Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues. Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number. Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material. Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy. Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit. Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities. Stoping: The process of excavating ore underground. Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined. Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted. Tonnage: Quantity of material measured in tonnes. Tonne: Used in metric statistics. Equal to 1,000 kilograms. Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded. Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

AngloGold Ashanti Siguiri - 31 December 2021

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

## 25 Reliance on information provided by the Registrant

Reliance in information provided by the registrant includes guidance from the annual update to the Guidelines for Reporting. This guideline is set out to ensure the reporting of Exploration Results, Mineral Resource and Ore Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti's business expectations and also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.

Included in this guideline is the price assumptions supplied by the Registrant which includes long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

### Gold price

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

| | | Local prices of gold | | | |
|---|---|---|---|---|---|
| | Gold price | Australia | Brazil | Argentina | Colombia |
| | $/oz | AUD/oz | BRL/oz | ARS/oz | COP/oz |
| 2021 Mineral Reserve[3] | 1,200 | 1,633 | 6,182 | 134,452 | 3,849,000 |
| 2020 Mineral Reserve[2] | 1,200 | 1,604 | 5,510 | 119,631 | 4,096,877 |
| 2021 Mineral Resource[1] | 1,500 | 2,072 | 7,940 | 173,065 | 5,336,250 |

[1] Reported for the first time under Regulation S-K 1300. [2] Reported under Industry Guide 7.
[3] Reported under Regulation S-K 1300.

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